Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488

ANGLO IRISH BANK

04010439


SEC MAIL PROCESSING
RECEIVED
MAR 09 2004
WASH. D.C. 155 SECTION

SUPPL

1 March 2004

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

Re: Anglo Irish Bank Corporation Plc (File No. 82-3791)
12g3-2 (b) Exemption.

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

B. Daly

Encl.

PROCESSED
MAR 11 2004
THOMSON FINANCIAL



SEC MAIL PROCESSING
RECEIVED
MAR 09 2004
Wash. D.C.
SECTION




STOCK EXCHANGE

DATE	ANNOUNCEMENT
21 November 2003	Final Results Release Date
26 November 2003	Final Results 2003
28 November 2003	Dealing by Director / Secretary (x4)
3 December 2003	Dealing by Director / Secretary (x5)
11 December 2003	Dealing by Secretary
11 December 2003	Scrip Terms - Final Dividend 2003
19 December 2003	Dealing by Director / Secretary (x4)
14 January 2004	Dealing by Director
19 January 2004	Notification of Substantial Shareholding
20 January 2004	Appointment of Thomas Brown & Gary McGann as Directors
22 January 2004	Application to Listing - 1,130,903 new ordinary shares
23 January 2004	Chairman's Address - Annual General Meeting
30 January 2004	Dealing by Director (x7)
4 February 2004	Dealing by Director
10 February 2004	Dealing by Director (x3)
10 February 2004	Retirement of Peter Killen as Director
25 February 2004	Paragraph 16.4 Notification - Thomas Browne & Gary McGann

COMPANIES REGISTRATION OFFICE

20 October 2003	Form B5 - Return of Allotments/Companies Capital Duty - 594,919 new ordinary shares
26 November 2003	Form B5 - Return of Allotments/Companies Capital Duty - 30,000 new ordinary shares
28 November 2003	Form B5 - Return of Allotments/Companies Capital Duty - 191,638 new ordinary shares
4 December 2003	Form B5 - Return of Allotments/Companies Capital Duty - 162,000 new ordinary shares
19 December 2003	Form B5 - Return of Allotments/Companies Capital Duty - 37,450 new ordinary shares
6 January 2004	Form B5 - Return of Allotments/Companies Capital Duty - 201,150 new ordinary shares
22 January 2004	Form B5 - Return of Allotments/Companies Capital Duty - 122,450 new ordinary shares
23 January 2004	G1(16) - Special Resolutions
23 January 2004	G2(16A) - Ordinary Resolutions
26 January 2004	Form B5 - Return of Allotments/Companies Capital Duty - 285,000 new ordinary shares
26 January 2004	Form B5 - Return of Allotments/Companies Capital Duty - 1,130,903 new ordinary shares
9 February 2004	B1 - Annual Return


SEC MAIL PROCESSING
MAR 0 9 2004
WASH. D.C.
SECTION


ANGLO
IRISH
BANK

ANGLO IRISH BANK CORPORATION PLC

FINAL RESULTS 2003

Anglo Irish Bank Corporation plc wishes to advise that it will announce the Final Results for the year ended 30 September 2003 on the morning of Wednesday 26 November 2003. The Results will incorporate information relating to the dividend.

21 November 2003

AVS No: 540334

ANGLO IRISH BANK

Preliminary Results for the Year to 30 September 2003

<u>HIGHLIGHTS</u>

Anglo Irish Bank today (Wednesday 26 November 2003) published its preliminary statement for the year to 30 September 2003.

- Pre-tax profits increased by 33% to €346.5 million (2002: €261.3 million)
- Basic earnings per share rose by 34% to 78.03 cent (2002: 58.14 cent)
- Total assets increased by 31% to €25.5 billion (2002: €19.4 billion)
- Lending to customers increased by 34% on a constant currency basis to €18.1 bllion
- Tier One Capital stands at 8.5%
- Final dividend proposed of 13.93 cent bringing total dividend for the year to 18.80 cent, an increase of 50% on 2002

Commenting on the results, Sean FitzPatrick, Group Chief Executive, said:

"These exceptional results were accomplished against the backdrop of moderate economic growth in our key markets.

Loans to customers increased by €4.6 billion net on a constant currency basis, the strongest growth in the history of the Group. Asset quality remains robust and given the quality and our expectations concerning potential losses arising, we feel it is unlikely we will need to make a general provision charge in the next few years. We will of course keep this under review.

Given the strength and consistency of the Group's performance together with our confidence for the future, the Board is recommending a 50% increase in total dividend. This establishes a higher base on which to continue our progressive dividend policy in the future.

The performance so far in the current year is very encouraging. Work in progress is at record levels and I look forward to a strong outcome for the year to September 2004"

-ends-

For reference:

Sean FitzPatrick, Group Chief Executive
Willie McAteer, Group Finance Director
Matt Moran, Associate Director, Group Finance
Anglo Irish Bank - Tel: (01) 616 2000

Trish Morrissey/Orla Benson
Drury Communications
Tel: (01) 260 5000

Chairman's Statement

2003 was the Bank's strongest year to date. Pre-tax profits increased by 33% to €346.5m following record earnings in 2002. These results were achieved against the backdrop of moderate economic growth in our key markets. The performance underscores the strength of our focused business model. Financial highlights for the year include:

- Pre-tax profits increased by 33% to €346.5m
- Basic EPS rose by 34% to 78.03 cent
- Dividends increased by 50% to 18.80 cent per share
- Lending grew by 34% on a constant currency basis
- Non inter-bank funding increased by 47% on a constant currency basis
- Cost/income ratio: 29.3%
- Return on equity: 31%
- Tier One Capital: 8.5%

Our results in 2003 bring the five-year compound annual growth rate in earnings per share to 41% and extend to 18 years the Bank's record of uninterrupted profit growth.

Dividends

In recognition of our performance over recent years, our capital position and our confidence for the future, the Board is on this occasion recommending the establishment of a higher base from which to continue our progressive dividend policy. Accordingly, the Board recommends a final dividend of 13.93 cent per share, an increase of 67%. This brings total dividends for the year to 18.80 cent per share, an increase of 50% over 2002. Our dividend cover remains strong at 4.2 times.

It is proposed that the final dividend be paid on 30 January 2004 to shareholders on the Bank's register as at the close of business on 5 December 2003. Withholding tax may apply on the dividend, depending on the tax status of each shareholder. Shareholders will again be offered the option of receiving dividends in the form of cash or shares.

Operations

Business Lending

The Bank's earnings continue to be driven by its lending activities which account for nearly 80% of total profits. We have continued to make very strong inroads into our target sectors and these have delivered a record €4.6Bn of net new business in the year. This clearly reflects the strength of our franchise across our markets.

Loan balances in both of our core lending markets – Ireland and the UK – grew by in excess of 30%. Boston continues to perform very strongly, albeit from a much smaller base. Total group lending now exceeds €18Bn, an increase of 34% over 2002 on a constant currency basis. Margins continue to be strong and asset quality, the cornerstone of year on year quality profit growth, remains robust.

Treasury & Wealth Management

The record growth in lending was complemented by a significant increase in funding – the primary objective of our Treasury Division. Excluding the impact of currency movements, non inter-bank sources grew by €6.1Bn, an increase of some 47% over 2002. We continue to diversify our funding, thereby enhancing overall quality.

Furthermore, the fees generated by our Treasury and Wealth Management divisions provide a

targeted and growing franchise in each market in which it operates. Similarly, the positioning of our Wealth Management division with operations in Dublin, Geneva, UK, Vienna, and Isle of Man, was further strengthened during the year with the acquisition of Ernst & Young Trust Company Limited. This enables it to take advantage of an improving economic environment and strengthening equity markets. Both divisions performed strongly in 2003, accounting for some 20% of total Group profits.

Our cost/income ratio remains below 30% - €70 of every €100 of incremental revenues accrues to profit before bad debt provisions. This demonstrates the inherent strength of our business model which continues to generate significant operational leverage and delivers superior returns.

People

At the heart of our performance over the years has been the skill, professionalism and dedication of all our people. They have been the single most important ingredient in our success. 2003 is no exception and I thank them on behalf of all stakeholders.

As a Board we recognise the strength of the Bank's culture which is reinforced by the fact that a very high proportion of employees are also shareholders who participate in the Bank's success. Their interests are aligned with those of their fellow shareholders and our customers are well served.

In September 2003, Ronan Murphy retired as Group Secretary, a position he held since 1986 having joined the Bank in 1972. The Directors are immensely grateful to Ronan for his commitment to the Board and the real contribution he made to the Bank. Bernard Daly has been appointed as Ronan's replacement.

As I reported to you in my interim statement, Patricia Jamal was appointed to your Board as a Non-Executive Director in January 2003. Patricia was a former Senior Executive at Barclays Bank plc and we welcome her to the Board.

Performance

A key metric applied by the Board in assessing performance is total shareholder return (TSR). Our TSR (growth in share value assuming reinvestment of gross dividends) over the past five-year period is 440%. Against any benchmark, Anglo Irish Bank has significantly outperformed its peers. For example, the comparative cumulative five-year performance for the FTSE 350 Banks index was 69%, while the S&P 500 Banks index returned 35%.

Strategy

Implementing our strategy has enabled the Bank to consistently deliver market leading profit growth throughout the past 18 years. We firmly believe that the Bank's significant core advantages distinguish us in the market place and position us for continued success.

A key element of our strategy remains our very clear focus. We operate in sectors and markets where our structure enables us to provide a tailored, differentiated service. We will continue to generate strong lending growth – both in terms of volume and asset quality. Income diversification will be achieved through our growing Treasury and Wealth Management operations. Most importantly, the Bank's growth will be delivered with full regard for all issues concerning risk. The successful international application of our business model is now well recognised.

Our strategy and objectives are based on organic growth. We will continue to look at acquisition opportunities as they arise but will only proceed with those which match our long-term strategic objectives and meet the stringent criteria we impose.

Outlook

We are confident of your Bank's future prospects. It is our belief that the implementation of our strategy will enable us to achieve strong, high quality growth across each of our operations and that we will continue to significantly outperform the market.

Your Bank begins its new year from a position of unprecedented strength. Lending work in progress is in excess of €3Bn, the highest level in the Bank's history. Both our Treasury and Wealth Management businesses have developed strong franchises delivering an important contribution to our profits. The proposed step up in dividend is a real and tangible reflection of this strength and our belief in the future.

Your Bank has achieved a considerable amount in a relatively short period. It is well placed to take advantage of the opportunities that continue to arise in each of its markets and your Board is confident that these opportunities will translate into real value for shareholders.

Peter Murray

Chairman

25 November 2003

ANGLO IRISH BANK CORPORATION plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the Year Ended 30 September 2003

	2003 €m	2002 €m
Interest Receivable and Similar Income		
Interest Receivable and Similar Income arising from Debt Securities and other Fixed Income Securities	40.7	47.1
Other Interest Receivable and Similar Income	1,019.9	943.0
Interest Payable and Similar Charges	(646.6)	(643.2)
Net Interest Income	414.0	346.9
Other Income		
Fees and Commissions Receivable	152.3	123.3
Fees and Commissions Payable	(12.7)	(11.6)
Dealing Profits	6.4	3.5
Other Operating Income	11.2	9.4
Total Operating Income	571.2	471.5
Operating Expenses		
Administrative Expenses	155.0	132.9
Depreciation and Goodwill Amortisation	12.2	11.7
Provisions for Bad and Doubtful Debts - Specific	10.1	16.3
- General	47.4	49.3
	224.7	210.2
Group Profit on Ordinary Activities Before Taxation	346.5	261.3
Taxation on Profit on Ordinary Activities	(76.4)	(58.5)
Group Profit on Ordinary Activities After Taxation	270.1	202.8
Minority Interests	(16.8)	(18.8)
Group Profit Attributable to Ordinary Shareholders	253.3	184.0
Dividends	(61.6)	(40.3)
Group Profit Retained for Year	191.7	143.7
Scrip Dividends	8.6	8.4
Group Profit Brought Forward	455.7	303.6
Group Profit Carried Forward	656.0	455.7
Basic Earnings Per Share	78.03 c	58.14 c
Diluted Earnings Per Share	76.24 c	56.71 c
Dividends Per Ordinary Share	18.80 c	12.53 c

ANGLO IRISH BANK CORPORATION plc

CONSOLIDATED BALANCE SHEET

As at 30 September 2003

	2003 €m	2002 €m
Assets		
Loans and Advances to Banks	**5,798.8**	3,887.8
Loans and Advances to Customers	**17,268.5**	13,356.5
Securitised Assets	**808.0**	940.4
Less: Non-Returnable Proceeds	**(777.1)**	(903.4)
	30.9	37.0
Debt Securities	**1,365.2**	1,456.4
Equity Shares	**4.5**	2.4
Own Shares	**6.2**	6.1
Intangible Fixed Assets - Goodwill	**73.8**	61.5
Tangible Fixed Assets	**32.9**	28.0
Other Assets	**417.0**	269.1
Prepayments and Accrued Income	**256.8**	233.8
	25,254.6	19,338.6
Life Assurance Assets Attributable to Policyholders	**271.7**	79.2
Total Assets	**25,526.3**	19,417.8
Liabilities		
Deposits by Banks	**3,290.1**	3,097.4
Customer Accounts	**14,577.6**	11,836.1
Debt Securities in Issue	**4,557.9**	1,919.2
Proposed Dividends	**45.8**	26.9
Other Liabilities	**259.8**	206.7
Accruals and Deferred Income	**267.1**	226.6
Provisions for Liabilities and Charges	**4.8**	4.9
	23,003.1	17,317.8
Capital Resources		
Subordinated Liabilities	**429.0**	467.3
Perpetual Capital Securities	**645.0**	564.7
Equity and Non-Equity Minority Interests	**260.1**	279.2
	1,334.1	1,311.2
Called Up Share Capital	**105.8**	104.1
Share Premium Account	**154.7**	148.9
Other Reserves	0.9	0.9
Profit and Loss Account	**656.0**	455.7
Total Shareholders' Funds (All Equity Interests)	**917.4**	709.6
Total Capital Resources	**2,251.5**	2,020.8
	25,254.6	19,338.6
Life Assurance Liabilities Attributable to Policyholders	**271.7**	79.2
Total Liabilities and Capital Resources	**25,526.3**	19,417.8
Memorandum Items		
Contingent Liabilities		
Guarantees	**764.6**	655.5

ANGLO IRISH BANK CORPORATION plc

CONSOLIDATED CASH FLOW STATEMENT

For the Year Ended 30 September 2003

	2003	2002
Reconciliation of Operating Profit To	**€m**	**€m**
Net Operating Cash Flows		
Operating Profit	**346.5**	261.3
Increase in Accruals and Deferred Income	**37.9**	158.0
Increase in Prepayments and Accrued Income	**(24.0)**	(117.1)
Financing Costs of Subordinated Liabilities	**29.1**	33.6
Financing Costs of Perpetual Capital Securities	**47.4**	31.4
Interest Earned on Debt Securities and other Fixed Income Securities	**(39.2)**	(41.0)
Amortisation of Debt Securities and other Fixed Income Securities	**(1.5)**	(6.1)
Provisions for Bad and Doubtful Debts	**57.5**	65.6
Loans and Advances Written Off Net of Recoveries	**(17.9)**	(19.4)
Depreciation and Goodwill Amortisation	**12.2**	11.7
Profit on Disposal of Tangible Fixed Assets	**-**	(0.1)
Net Cash Flow from Trading Activities	**448.0**	377.9
Net Increase in Deposits	**5,572.9**	3,009.2
Net Increase in Loans and Advances to Customers	**(3,945.5)**	(2,464.4)
Net Increase in Loans and Advances to Banks	**(693.4)**	(917.8)
Net Increase in Other Assets	**(146.6)**	(60.1)
Net Increase in Other Liabilities	**43.4**	3.5
Net (Decrease)/Increase in Provisions for Liabilities and Charges	**(0.1)**	0.1
Exchange and Other Movements	**(99.7)**	(27.6)
Net Cash Flow from Operating Activities	**1,179.0**	(79.2)
Returns on Investment and Servicing of Finance	**(49.9)**	(44.1)
Tax Paid	**(80.1)**	(72.3)
Capital Expenditure and Financial Investment	**77.4**	(516.0)
Acquisitions and Disposals	**(15.4)**	-
Equity Dividends Paid	**(34.1)**	(25.8)
Financing	**140.2**	320.7
Increase/(Decrease) in Cash	**1,217.1**	(416.7)

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 981900

1. Name of company


SEC MAIL PROCESSING
RECEIVED
MAR 0 9 2004
WASH. D.C. SECTION

Anglo Irish Bank Corporation plc

2. Name of Secretary

Bernard Daly

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Secretary named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Bernard Daly

5. Please state whether notification relates to a person(s) connected with the secretary named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued on Exercise of Option under the SAYE Scheme

7. Number of shares / amount of stock acquired

4,037

8. Percentage of issued class

0.001 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€1.7925

13. Date of transaction

28 November 2003

14. Date company informed

28 November 2003

15. Total holding following this notification

84,020

16. Total percentage holding of issued class following this notification

0.025%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

2 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Peter Killen

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Killen

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued on Exercise of Option under the SAYE Scheme

7. Number of shares / amount of stock acquired

6,729

8. Percentage of issued class

0.002 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€1.7925

13. Date of transaction

28 November 2003

14. Date company informed

28 November 2003

15. Total holding following this notification

1,357,228

16. Total percentage holding of issued class following this notification

0.41%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

2 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 025998

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Sean FitzPatrick

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sean FitzPatrick

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued on Exercise of Option under the SAYE Scheme

7. Number of shares / amount of stock acquired

6,729

8. Percentage of issued class

0.002 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€1.7925

13. Date of transaction

28 November 2003

14. Date company informed

28 November 2003

15. Total holding following this notification

3,903,942

16. Total percentage holding of issued class following this notification

1.18%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

2 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 543735

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

William McAteer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

William McAteer

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued on Exercise of Option under the SAYE Scheme

7. Number of shares / amount of stock acquired

6,729

8. Percentage of issued class

0.002 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€1.7925

13. Date of transaction

28 November 2003

14. Date company informed

28 November 2003

15. Total holding following this notification

1,192,266

16. Total percentage holding of issued class following this notification

0.36%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

2 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


MAR 0 9 2004

<u>**AVS NO. 635699**</u>

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of Secretary

Bernard Daly

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Secretary named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anglo Irish Bank (Nominees) Limited a/c 359

5. Please state whether notification relates to a person(s) connected with the secretary named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Holding purchased in Trust for Secretary under the Employee Share Scheme

7. Number of shares / amount of stock acquired

1,109

8. Percentage of issued class

0.0003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€11.45

13. Date of transaction

3 December 2003

14. Date company informed

3 December 2003

15. Total holding following this notification

85,129

16. Total percentage holding of issued class following this notification

0.03%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

4 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO. 229372

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Peter Killen

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anglo Irish Bank (Nominees) Limited a/c 359

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Holding purchased in Trust for Director under an Employee Share Scheme

7. Number of shares / amount of stock acquired

1,109

8. Percentage of issued class

0.0003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€11.45

13. Date of transaction

3 December 2003

14. Date company informed

3 December 2003

15. Total holding following this notification

1,358,337

16. Total percentage holding of issued class following this notification

0.41%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

4 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO. 290265

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Sean FitzPatrick

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anglo Irish Bank (Nominees) Limited a/c 359

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Holding purchased in Trust for Director under an Employee Share Scheme

7. Number of shares / amount of stock acquired

1,109

8. Percentage of issued class

0.0003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€11.45

13. Date of transaction

3 December 2003

14. Date company informed

3 December 2003

15. Total holding following this notification

3,905,051

16. Total percentage holding of issued class following this notification

1.18 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

4 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO. 012536

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Tiarnan O Mahoney

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anglo Irish Bank (Nominees) Limited a/c 359

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Holding purchased in Trust for Director under an Employee Share Scheme

7. Number of shares / amount of stock acquired

1,109

8. Percentage of issued class

0.0003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€11.45

13. Date of transaction

3 December 2003

14. Date company informed

3 December 2003

15. Total holding following this notification

728,043

16. Total percentage holding of issued class following this notification

0.22%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

4 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO. 979120

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

William McAteer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anglo Irish Bank (Nominees) Limited a/c 359

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Holding purchased in Trust for Director under an Employee Share Scheme

7. Number of shares / amount of stock acquired

1,109

8. Percentage of issued class

0.0003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€11.45

13. Date of transaction

3 December 2003

14. Date company informed

3 December 2003

15. Total holding following this notification

1,193,375

16. Total percentage holding of issued class following this notification

0.36%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

4 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No: 540478


SEC MAIL PROCESSING
RECEIVED
MAR 0 9 2004
WASH. D.C.
SECTION

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of Secretary

Bernard Daly

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Secretary named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Bernard Daly

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Disposal of shares

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

70,000

10. Percentage of issued class

0.02 %

11. Class of security

Ordinary €0.32

12. Price per share

€11.95

13. Date of transaction

11 December 2003

14. Date company informed

11 December 2003

15. Total holding following this notification

15,129

16. Total percentage holding of issued class following this notification

0.005 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 01 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly

Date of Notification

12 December 2003


SEC MAIL
PROCESSING
MAR 09 2004
WASH. D.C.
SECTION


ANGLO
IRISH
BANK

ANGLO IRISH BANK CORPORATION PLC

SCRIP TERMS - FINAL DIVIDEND 2003

The terms for shareholders who elect to accept the proposed Scrip Dividend Offer in respect of the 2003 Final Dividend are that one new ordinary share will be credited as fully paid for every 107.607008 shares held where Dividend Withholding Tax (DWT) applies and for every 86.085607 shares held where DWT does not apply.

The issue price will be €11.991725 per ordinary share to shareholders on the register at the close of business on 5 December 2003 who held the required minimum number of shares.

11 December 2003

AVS No: 122573

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 269362

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of Secretary

Bernard Daly

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

19 December, 2003

18. Period during which or date on which exercisable

Basic Tier Options - 19/12/06 to 19/12/13
Second Tier Options - 19/12/08 to 19/12/13

19. Total amount paid (if any) for grant of the option

Basic Tier Options - €1.25
Second Tier Options - €1.25

20. Description of shares or debentures involved: class, number

Basic Tier Options - 25,000 Ordinary €0.32
Second Tier Options - 25,000 Ordinary €0.32

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

€12.60

22. Total number of shares or debentures over which options held following this notification

158,087

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

19 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 004973

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

John Rowan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

19 December, 2003

18. Period during which or date on which exercisable

Basic Tier Options - 19/12/06 to 19/12/13
Second Tier Options - 19/12/08 to 19/12/13

19. Total amount paid (if any) for grant of the option

Basic Tier Options - €1.25
Second Tier Options - €1.25

20. Description of shares or debentures involved: class, number

Basic Tier Options - 250,000 Ordinary €0.32
Second Tier Options - 250,000 Ordinary €0.32

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

€12.60

22. Total number of shares or debentures over which options held following this notification

745,529

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

19 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 497481

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Tiarnan O Mahoney

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

19 December, 2003

18. Period during which or date on which exercisable

Basic Tier Options - 19/12/06 to 19/12/13
Second Tier Options - 19/12/08 to 19/12/13

19. Total amount paid (if any) for grant of the option

Basic Tier Options - €1.25
Second Tier Options - €1.25

20. Description of shares or debentures involved: class, number

Basic Tier Options - 250,000 Ordinary €0.32
Second Tier Options - 250,000 Ordinary €0.32

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

€12.60

22. Total number of shares or debentures over which options held following this notification

749,188

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

19 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 285495

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

William McAteer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

19 December, 2003

18. Period during which or date on which exercisable

Basic Tier Options - 19/12/06 to 19/12/13
Second Tier Options - 19/12/08 to 19/12/13

19. Total amount paid (if any) for grant of the option

Basic Tier Options - €1.25
Second Tier Options - €1.25

20. Description of shares or debentures involved: class, number

Basic Tier Options - 250,000 Ordinary €0.32
Second Tier Options - 250,000 Ordinary €0.32

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

€12.60

22. Total number of shares or debentures over which options held following this notification

744,229

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

19 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 906359

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

William McAteer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named at 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Anglo Irish Bank Corporation Save As You Earn (SAYE) Scheme

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

14 January 2004

18. Period during which or date on which exercisable

Up to six months after completion of savings contract

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

1,348 Ordinary €0.32 shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

€9.02

22. Total number of shares or debentures over which options held following this notification

745,577

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

15 January 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

<u>AVS No.</u> <u>500587</u>


SEC MAIL PROCESSING
RECEIVED
MAR 0 9 2004
WASH. D.C.
SECTION

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of shareholder having a major interest

Zurich Financial Services Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Zurich Financial Services Group (which includes Eagle Star Life Assurance Company of Ireland Limited and its subsidiaries and clients)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Zurich Financial Services Group (which includes Eagle Star Life Assurance Company of Ireland Limited and its subsidiaries and clients)

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not Stated

8. Percentage of issued class

0.0 %

9. Class of security

Ordinary €0.32

10. Date of transaction

Not stated

11. Date company informed

19 January 2004

12. Total holding following this notification

Zurich Financial Services Group have advised us that their joint interests in Anglo Irish Bank Corporation plc are now below the reporting threshold.

13. Total percentage holding of issued class following this notification

N/A

14. Any additional information

15. Name of contact and telephone number for queries

Bernard Daly (01) 616 2506

16. Name and signature of authorised company official responsible for making this notification

Bernard Daly

Date of notification

20 January 2004

Board Appointments at Anglo Irish Bank

Anglo Irish Bank Corporation plc today (20th January, 2004) announces the appointments of Gary McGann to the Board as a Non-Executive Director and Tom Browne to the Board of Anglo Irish Bank as an Executive Director.

The appointments are subject to regulatory approval from the Irish Financial Services Regulatory Authority (IFSRA).

Gary McGann is Chief Executive Officer of the Jefferson Smurfit Group.

Before joining the Jefferson Smurfit Group, he held various senior management positions in Irish industry in both the private and public sector. He was Chief Executive of Gilbeys Ireland Group from 1991 to 1994. In early 1994, the Irish Government appointed him as Chief Executive of Aer Lingus, a position he held until 1998, when he joined the Jefferson Smurfit Group. He is also Chairman Designate of the new Dublin Airport Board to be established following appropriate legislation in 2004 and is incoming President of IBEC.

Tom Browne, who is a member of the Bank's Strategic Management Board, is head of the Wealth Management division of Anglo Irish Bank and has worked with the bank for twelve years. From 1990 to 2000, he was employed in the Dublin Lending Division and was appointed Head of Dublin Banking in 1997. In 2002, he was appointed to his current position as Head of Wealth Management.

Commenting on the Board appointments, Peter Murray, Chairman of Anglo Irish Bank said, *"We are delighted that two individuals of Gary and Tom's calibre and expertise have joined the Board of Anglo Irish Bank. We are confident that each in their own way will play an important role and contribute greatly to the future growth and strategic direction of the Bank."*

-ends-

Issued on behalf of Anglo Irish Bank by Drury Communications

For further information please contact
Billy Murphy/Orla Benson
Drury Communications
Tel: 01 260 5000


Irish Stock Exchange

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(Shares & Debt Securities)
SCHEDULE 3A

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. It must be lodged duly completed at least TWO BUSINESS DAYS prior to the consideration of the application for admission to listing.

To: Listing Applications
Irish Stock Exchange ("the Exchange") 22 January 2004

Details of securities to be listed

Anglo Irish Bank Corporation plc ("the issuer")
hereby applies for the securities detailed below to be admitted to the Official List of the Exchange subject to the listing rules of the Exchange.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	Euro €0.32	332,815,917
	in		
	in		
	in		
~~£~~ €121,600,000.00			~~£~~ €106,501,096.44

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
N/A		
£		

Amount and description of securities for which application is now being made(include distinctive numbers)
Type of issue for which application is being made

1,130,903 Ordinary €0.32

Type of issue for which application is being made

1,130,903 Ordinary €0.32 in respect of Scrip Dividend

Are the securities for which application is now made:

(a) identical * in all respects? | YES | ~~NO~~ |

If no, how do they differ and when will they become identical?

____

(b) identical * in all respects with an existing class of security?

YES	~~NO~~

If no, how do they differ and when will they become identical?

____

____

(c) the subject of an application for listing in another member state of the European Community either within the previous six months, now or in the near future.

YES	~~NO~~

If yes, state when and on what stock exchange(s) :

Dual Primary, Dublin and London

NOTE: * Identical means in this context:

(a) the securities are of the same nominal value with the same amount called up or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Details of documents of title

Please give details of renounceable document (where applicable):

(a) Type of document (which must comply with the relevant provisions of chapter 13 of the listing rules): N/A

(b) Proposed date of issue: N/A

(c) Last day for splitting: N/A

(i) Nil paid: ____________

(ii) Partly paid: ____________

(iii) Fully paid: ____________

(d) Last day for renunciation: N/A

Definitive certificate:

Definitive certificates (in respect of the class of security/~~securities~~ for which listing is sought) will be issued for 1,130,903 shares [~~insert number of shares~~] and/or £____________ nominal of ____________ [insert designation of debt securities] and will be ready on 30/1/2004 for ____________ shares [insert number of shares] and/or £____________ nominal of ____________[insert designation of debt securities].

Declaration

We acknowledge our obligations under the listing rules and the legal implications of listing. Accordingly we declare that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the Exchange in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the Exchange so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the Listing Rules in due course.

SIGNED BY ______________________________

~~Director or~~ secretary or ~~other duly authorised officer~~

For and on behalf of

Anglo Irish Bank Corporation plc
Name of issuer

To be completed in all cases

Application to be heard on: Tuesday, 27th January 2004

Dealings expected to commence on: Wednesday 28th January 2004

Name(s) of contact(s) at issuer regarding the application:

Bernard Daly

Anglo Irish Bank Corporation plc

Telephone number: 00 353 1 616 2506

NOTE: * ***delete as appropriate***

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than ***2 business days prior*** *to the consideration of the application for admission to trading.*

If you require assistance, please call the Company Services Help Desk on ***020-7797-1600****.*

To: London Stock Exchange

1. **Full name of issuer:** Anglo Irish Bank Corporation plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** Example: *30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

1,130,903 Ordinary Shares of Euro 0.32 each

3. **Type of issue for which application is being made:** Example: *Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme*

Euro 0.32 Ordinary Shares in respect of Scrip Dividend

4. **Are the securities for which application is now made identical* in all respects**

(a) **with each other?** YES/~~NO~~

(b) **with an existing class of security?** YES/~~NO~~

If you answered *NO* to either question how do the securities differ and when will they become identical?

N/A

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought ~~were~~/will be issued on:**

Date: 30 January 2004

Please indicate whether the certificates are in registered or bearer form:

REGISTERED / ~~BEARER~~

Note in relation to Question 4:

*** identical** means in this context:*

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: | | **Date:** | **22 January 2004**

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer | **Anglo Irish Bank Corporation plc**

Application to be considered on (date): | **Tuesday, 27th January 2004**

Dealings expected to commence on (date): | **Wednesday 28th January 2004**

Contact at the issuer:

Name: **Bernard Daly**

Email address: **bernarddaly@angloirishbank.ie**

Telephone number: **+353 1 6162506**

Contact at nominated representative (if applicable):

Name: **Fergal Meehan**

Email address: **Fergal.Meehan@davy.ie**

Telephone number: **+353 1 614 9993**

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news.   YES / NO

Please ensure all sections of this form have been completed before submitting

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST

(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority **22 January 2004**

Details of securities to be listed

Anglo Irish Bank Corporation plc ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	**Euro 0.32**	**332,815,917**
	in		
	in		
Euro 121,600,000.00			**Euro 106,501,096.44**

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
N/A		
£		

Please specify where the issuer is listed and the nature of the listing	
Primary	**Dual Primary, Dublin & London**
Secondary	

Please specify on which RIEs the issuer has applied to have its securities traded

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
1,130,903 Ordinary shares of Euro 0.32

Type of issue for which application is being made
Euro 0.32 Ordinary shares in respect of Scrip Dividend

Confirmation

We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed
~~Director or~~ **secretary** ~~or other duly authorised officer~~ for and on behalf of
Name of issuer **Anglo Irish Bank Corporation plc**

To be completed in all cases

Application to be heard on:	**Tuesday, 27th January 2004**
Admission expected to be effective on:	**Wednesday 28th January 2004**

Name(s) of contact(s) at issuer regarding the Application	**Bernard Daly**
Telephone number:	**+353 1 616 2506**


ANGLO
IRISH
BANK

Chairman's Address Annual General Meeting 23 January 2004

Good afternoon ladies and gentlemen. I would like to take this opportunity to welcome you all to the 39th Annual General Meeting of Anglo Irish Bank Corporation plc.

I will shortly put before you for consideration, the Directors Report and Statutory Accounts for the year ended 30 September 2003. However, in advance of doing so I wish to reflect on what has been another excellent year for the Bank.

2003 was the Bank's strongest year to date. Pre-tax profits increased by 33% to €346.5 million following record earnings in 2002. These results were achieved against the backdrop of moderate economic growth in our key markets. The performance underscores the strength of our focused business model. Across a range of key measures the Bank performed very strongly. Financial highlights for the year include:

- Basic EPS rose by 34% to 78.03 cent
- Dividends increased by 50% to 18.80 cent per share
- Lending grew by 34% on a constant currency basis
- Non inter-bank funding increased by 47% on a constant currency basis
- Cost/income ratio: 29.3%
- Return on equity: 31%
- Tier one capital: 8.5%

I am sure that you will agree that all of the above clearly demonstrate the quality of the Bank's performance in 2003 which brings the five-year compound annual growth rate in earnings per share to 41% and extends to 18 years the Bank's record of uninterrupted profit growth.

More importantly, this consistent performance has provided your Bank with an excellent platform from which to deliver strong growth in 2004 and beyond. As Chairman of your Board, I am confident that the Bank will achieve this.

Business Lending

The Bank's earnings continue to be driven by its lending activities which accounted for nearly 80% of total profits. We continued to make significant inroads into our target sectors and these have delivered a record €4.6 billion of net new business in the year. This clearly reflects the strength of our franchise across our markets.

Loan balances in both of our core lending markets – Ireland and the UK – grew in excess of 30%. Boston continues to perform very strongly, albeit from a much smaller base. Total group lending exceeded €18 billion at 30 September 2003, an increase of 34% over 2002 on a constant currency basis. Margins continue to be strong and asset quality, the cornerstone of year on year quality profit growth, remains robust.

Treasury

The record growth in lending was complemented by a significant increase in funding –the primary objective of our Treasury Division. Excluding the impact of currency movements, non inter-bank sources grew last year by €6.1 billion, an increase of some 47% over 2002. We continue to diversify our funding, thereby enhancing overall quality.

Furthermore, the fees generated by our Treasury division, through the sale of currency and interest rate products, provide a valuable and substantial source of income to the Bank. Treasury has developed a successful, targeted and growing franchise in each market in which it operates.

Wealth Management

We have also continued to invest in our Wealth Management division which provides an excellent fit with the needs of our wide client base, generating a very meaningful, low risk contribution to our profits. The positioning and strength of this business should enable it to take advantage of an improving economic environment and strengthening equity markets in the coming period.

Our cost/income ratio remains below 30% - €70 of every €100 of incremental revenues accrues to profit before bad debt provisions. This demonstrates the inherent strength of our business model which continues to generate significant operational leverage and delivers superior returns.

Dividends

In recognition of the Bank's performance over recent years, our capital position and our confidence for the future, the Board is on this occasion recommending theestablishment of a higher base from which to continue our progressive dividend policy. Accordingly, the Board recommends a final dividend of 13.93 cent per share, an increase of 67%. This brings total dividends for the year to 18.80 cent per share, an increase of 50% over 2002. Our dividend cover remains strong at 4.2 times.

Strategy

Implementing our strategy has enabled the Bank to consistently deliver market leading profit growth throughout the past 18 years.

A key element of our strategy remains our very clear focus. We operate in sectors and markets where our structure enables us to provide a tailored, differentiated service. We will continue to generate strong lending growth – both in terms of volume and asset quality. Income diversification will be achieved through our growing Treasury and Wealth Management operations. Most importantly, the Bank's growth will be delivered with full regard for all issues concerning risk. The successful international application of our business model is now well established.

Our strategy and objectives are based on organic growth. We will continue to look at acquisition opportunities as they arise but will only proceed with those which match our long-term strategic objectives and meet the stringent criteria we impose.

Outlook

Let me turn to 2004 and beyond and what I believe are the excellent prospects available to your Bank. The Board's confidence in the future was clearly reflected in the proposed substantial increase in our final dividend. I reported to you in my recent Chairman's Statement on the promising start to the current year highlighted by the significant work in progress of in excess of €3 billion, the highest level in the Bank's history. I am very pleased to now inform you that the Bank has enjoyed an excellent first quarter with profits well up on the corresponding period last year and ahead of budget.

Lending activity has been strong and our pipeline has shown further growth. Corporate treasury sales have been buoyant while Wealth Management fee income in the period has also been pleasing. Your Board is encouraged by the positive initial performance achieved across all three divisions which points to a very strong full year outturn for 2004. Indeed, the strong lending activity to date together with our current pipeline, given the term nature of our loan book, also gives us real confidence in respect of the Bank's prospects for 2005.

Board

The Bank has been fortunate in attracting new talent to your Board over the years and I was delighted to announce on Tuesday the Board's intention, subject to regulatory approval from the Irish Financial Services Regulatory Authority (IFSRA), to make two very welcome additional appointments. Gary McGann will join the Board as a Non-Executive Director. Gary was appointed Chief Executive Officer of the Jefferson Smurfit Group in November 2002 having previously held various senior management positions in Irish industry in both the public and private sector.

Tom Browne, who is a member of the Group's Strategic Management Board, will be appointed to the Board as an Executive Director having first joined the Bank in 1990. Tom currently leads the Bank's successful Wealth Management operations having also played a pivotal role in the development of the Bank's lending franchise as head of our Dublin Banking Division between 1997 and 2000.

I very much look forward to you both joining the Board.

I would also like to welcome our new Group Secretary, Bernard Daly, who took over from his esteemed predecessor Ronan Murphy following his retirement in 2003.

Today also marks the occasion of the retirement from your Board of Peter Killen. I know I speak on behalf of all my colleagues on the Board, and all those connected with the Bank, when I say that it is difficult to overstate Peter's contribution tothe Bank during the past 22 years. Peter was appointed to the Board in 1989 and has been a key architect of the Bank's successful strategy, both as Head of Banking and laterally as Head of Group Risk Management. Peter, you have been an outstanding colleague and I thank you sincerely on

behalf of the Board and all of our people for everything you have done in making Anglo Irish Bank what it is today, and may we wish you every success and happiness in your future.

People

Our success over the past several years and the reason for your Board's confident vision for the future is based on our most important asset, our people. They have been the single most important ingredient in our success and I thank them on behalf of all stakeholders.

Conclusion

May I conclude by reiterating our core objective – the creation of value for you, our shareholders.

23 January 2004

AVS No. 183135

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 484103


SEC MAIL PROCESSING
MAR 0 9 2004
WASH. D.C.
SECTION

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Anton Stanzel

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anton Stanzel

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

14

8. Percentage of issued class

0.000004 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€11.991725

13. Date of transaction

30 January 2004

14. Date company informed

30 January 2004

15. Total holding following this notification

1,253

16. Total percentage holding of issued class following this notification

0.0004 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

30 January 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 932215

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Ned Sullivan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Aurum Nominees Ltd a/c 333318

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

1,915

8. Percentage of issued class

0.0006 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€11.991725

13. Date of transaction

30 January 2004

14. Date company informed

30 January 2004

15. Total holding following this notification

208,026

16. Total percentage holding of issued class following this notification

0.063 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

2 February 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No.
1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Patrick Wright

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

2,082

8. Percentage of issued class

0.0006 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€11.991725

13. Date of transaction

30 January 2004

14. Date company informed

30 January 2004

15. Total holding following this notification

226,124

16. Total percentage holding of issued class following this notification

0.07 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

30 January 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 957287

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Peter Killen

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Killen	**248,202**
Peter & Beverly Killen	**1,023,453**
Peter Killen a/c DAKF	**1,532**
Anglo Irish Bank (Nominees) Ltd a/c 359	**5,514**
Shoestring Pension Fund	**79,636**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

10,342

8. Percentage of issued class

0.003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€11.991725

13. Date of transaction

30 January 2004

14. Date company informed

30 January 2004

15. Total holding following this notification

1,368,679

16. Total percentage holding of issued class following this notification

0.41 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

2 February 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 123886

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Peter Murray

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Murray	**62,450**
Trustees of the AAML Executive Pension Plan	**37,250**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

580

8. Percentage of issued class

0.0002 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€11.991725

13. Date of transaction

30 January 2004

14. Date company informed

30 January 2004

15. Total holding following this notification

100,280

16. Total percentage holding of issued class following this notification

0.03 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

2 February 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 621450

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Sean FitzPatrick

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sean FitzPatrick	**10,747**
Sean & Triona FitzPatrick	**2,538,549**
Anglo Irish Bank (Nominees) Ltd a/c 678	**1,206,470**
Anglo Irish Bank (Nominees) Ltd a/c 359	**5,514**
AIAC Unique Portfolio	**143,771**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

36,276

8. Percentage of issued class

0.011 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€11.991725

13. Date of transaction

30 January 2004

14. Date company informed

30 January 2004

15. Total holding following this notification

3,941,327

16. Total percentage holding of issued class following this notification

1.19 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

2 February 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 824753

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

William McAteer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

William McAteer	**1,186,473**
Marie McAteer	**1,388**
Anglo Irish Bank (Nominees) Ltd a/c 359	**5,514**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

12

8. Percentage of issued class

0.000004 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€11.991725

13. Date of transaction

30 January 2004

14. Date company informed

30 January 2004

15. Total holding following this notification

1,193,387

16. Total percentage holding of issued class following this notification

0.36 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

2 February 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 699696

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Gary McGann

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

10,000

8. Percentage of issued class

0.003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€13.35

13. Date of transaction

4 February 2004

14. Date company informed

4 February 2004

15. Total holding following this notification

15,000 Ordinary Shares

16. Total percentage holding of issued class following this notification

0.0045 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

5 February 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No.

1. Name of company

Anglo Irish Bank Corporation plc


SEC MAIL PROCESSING
RECEIVED
MAR 09 2004
WASH, D.C. 155 SECTION

2. Name of director

John Rowan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Rowan

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Disposal of Shares

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

237,500

10. Percentage of issued class

0.07 %

11. Class of security

Ordinary €0.32

12. Price per share

€13.35

13. Date of transaction

10 February 2004

14. Date company informed

10 February 2004

15. Total holding following this notification

348,084

16. Total percentage holding of issued class following this notification

0.10 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

11 February 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 975916

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Sean FitzPatrick

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sean FitzPatrick	**10,886**
Sean & Triona FitzPatrick	**2,562,139**
Anglo Irish Bank (Nominees) Ltd a/c 678	**1,217,681**
Anglo Irish Bank (Nominees) Ltd a/c 359	**5,514**
AIAC Unique Portfolio	**145,107**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Disposal of Shares

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

2,062,500

10. Percentage of issued class

0.62 %

11. Class of security

Ordinary €0.32

12. Price per share

€13.35

13. Date of transaction

10 February 2004

14. Date company informed

10 February 2004

15. Total holding following this notification

1,878,827

16. Total percentage holding of issued class following this notification

0.56 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

11 February 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 945653

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Gary McGann

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

10,000

8. Percentage of issued class

0.003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€13.36

13. Date of transaction

10 February 2004

14. Date company informed

10 February 2004

15. Total holding following this notification

25,000 Ordinary Shares

16. Total percentage holding of issued class following this notification

0.0075 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

11 February 2004


SEC MAIL PROCESSING
MAR 0 9 2004
WASH. D.C.
155


ANGLO
IRISH
BANK

ANGLO IRISH BANK ANNOUNCES THE RETIREMENT OF PETER KILLEN FROM THE BOARD

Anglo Irish Bank Corporation plc has announced that Peter Killen retired from the Bank and its Board on Monday 10th February 2004.

Commenting on the retirement, Mr Sean FitzPatrick, Group Chief Executive said:
"We are immensely grateful to Peter for the very significant contribution he has made to the Bank since he joined the Group in 1982. His stewardship and wise counsel has been invaluable in the development and prosperity of the Bank".

-- ends --

AVS No. 045668

25 February 2004

Company Announcements Office,
London Stock Exchange,
Old Broad Street,
London EC2N 1HP,
UK.

Re: Thomas Browne and Gary McGann - Paragraph 16.4 Notifications
AVS No: 086190

Dear Sir,

In compliance with paragraph 16.4 of the Listing Rules, I now confirm the following information in relation to Mr. Thomas Browne and Mr. Gary McGann. The information which follows is in addition to that already disclosed to the Stock Exchange on 20 January 2004, where you will recall that the appointments were subject to regulatory approval.

In relation to paragraph 16.4 (a):

A list of the Directorships of Mr. Gary McGann is attached.
There are no further details under paragraph 16.4 (a) in relation to Mr Thomas Brown.

In relation to paragraph 16.4 (b) [the details required by paragraph 6.F.2 (b) to (g)]:

There are no further details under paragraph 6.F.2 (b) to (g) to be disclosed in respect of Mr. Thomas Browne or Mr. Gary McGann.

Yours faithfully,
ANGLO IRISH BANK

B. Daly
Group Secretary

LIST OF DIRECTORSHIPS - GARY MCGANN

Number	Company Name	Place of Incorporation	Appointed	Resigned
46806	AON MacDonagh & Boland Group Ltd	Ireland	26/02/99	
87870	Beech Hill Pension Trustees Ltd	Ireland	19/11/98	09/05/03
55866	Belgray Holdings	Ireland	19/11/98	21/02/00
EC11095	Belguard Insurance Ltd	Bermuda	11/12/98	21/02/00
22461	Bessilton Holdings Ltd	Gibraltar	08/03/99	21/02/00
24054	Borden Properties Ltd	Gibraltar	28/01/99	21/02/00
90.300.406	Carton de Colombia S.A.	Colombia	10/03/99	
00005666-8	Carton de Venezuela S.A.	Venezuela	22/03/99	
EC12616	Fibras Ltd	Bermuda	11/12/98	21/02/00
34838	Gillridge Holdings Ltd	Gibraltar	28/01/99	21/02/00
39529	Iona Print Ltd	Ireland	19/11/98	21/02/00
862880166	Irish America Inc.	United States	18/04/00	
727313031	Irish Tribune Inc.	United States	18/04/00	
357957	Jefferson Smurfit Group Ltd	Ireland	03/09/02	
358039	JSG Acquisitions	Ireland	03/09/02	
357958	JSG Funding plc	Ireland	03/09/02	
380541	JSG Holdings Ltd	Ireland	19/01/04	
380620	JSG Packaging Ltd	Ireland	19/01/04	
EC17864	L.A. Services Ltd	Bermuda	11/12/98	21/02/00
F5164	Leefung-Asco Printers Holdings Ltd	Bermuda	12/02/01	29/07/03
370564	Lithpgraphic Web Press Ltd	Ireland	05/08/03	
15529	Masser Waterford Ironfounders plc	Ireland	19/11/98	19/12/00
EC17064	S.A. Services Ltd	Bermuda	11/12/98	21/02/00
EC13340	S.C. Ltd	Bermuda	11/12/98	21/02/00
24057	S.G.H. Ltd	Gibraltar	28/01/99	21/02/00
EC11114	S.I. Holdings Ltd	Bermuda	11/12/98	21/02/00
EC11115	S.M. Finance Ltd	Bermuda	11/12/98	21/02/00
34837	Sandlee Investments Ltd	Gibraltar	28/01/99	21/02/00
177324	Smurfit Capital	Ireland	19/11/98	21/02/00
239631	Smurfit Capital Funding Ltd	Ireland	19/11/98	21/02/00
224165	Smurfit Capital Leasing	Ireland	19/11/98	21/02/00

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*
Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.



Date of allotment(s) *notes one and two*
made on 20/10/2003
or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
See Attached List		

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506
Reference bd/cj



B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
594,919	Ordinary	0.32	1.79	1,066,392.31

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 1,066,392.31

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Options Exercised under the Approved SAYE Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration *must be stated for allotments for* non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature

Date

Name *Block letters please*

BERNARD DALY

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 20/10/2003
notes one and two

or made from ______ to ______

E	F
Value of assets contributed or to be contributed	Nominal value of shares allotted
1. Total from Section C: € 1,066,392.31	1. Amount/ Denomination:
+	
2. Total from Section D: € 0.00	2. Conversion Rate:
3. Total 1 + 2 above: € 1,066,392.31	3. Amount in €: €
4. Expenses *note four*: € 0.00	
5. Total 3 - 4: € 1,066,392.31	

Note Four
Ascertained in accordance with the *provisions of Section* 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 1,066,392.31

Stamp Duty at € 1.27 per € 127.00 or part thereof: € 10,664.00

Interest for 1 months *note five*: € 107.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD): € 10,771.00

+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee): € 10,783.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

ANGLO IRISH BANK CORPORATION PLC						
SAYE SCHEME - OPTIONS EXERCISED 20 OCTOBER 2003						
Forename	Surname	Address				Number of Option Exercised
Alan	Dillon	46 BANCROFT ROAD	TALLAGHT	DUBLIN 24		4037
Linda	Dunne (nee Morrison)	2 ELDERBERRY	FINNSTOWN PRIORY	LUCAN	CO DUBLIN	6729
Anna	Fox	DANES CASTLE	ALLEY LANE	CARRIG ON BANNOW	CO WEXFORD	2691
Caroline	Furey	116 HARCOURT GREEN	CHARLEMONT STREET	DUBLIN 2		1345
Tracy	Gore	17 BRAMBLEFIELD DRIVE	CLONEE	DUBLIN 15		6729
Hugh	Heaney	LEAGANN	MOYCULLEN	CO GALWAY		1345
Aoife	Maguire	63 ROTHE ABBEY	SOUTH CIRCULAR ROAD	KILMAINHAM	DUBLIN 8	1345
Mary	McCarthy	22 LUTTRELLSTOWN RISE	CASTLEKNOCK	DUBLIN 15		672
Liz	McNab	67 SEACREST	BRAY	CO WICKLOW		2153
Louise	Moloney	24 ASHINGTON GREEN	OFF NAVAN ROAD	DUBLIN 7		1345
Hilary	Moroney	1 HUNTERSLEAP	SEA ROAD	NEWCASTLE	CO WICKLOW	807
Lorna	O'Brien	14 SYCAMORE HEIGHTS	PATRICKSWELL	CO LIMERICK		2961
Fergal	O'Farrell	76 RAHENY PARK	RAHENY	DUBLIN 5		4037
Enda	Ryan	41 HAROLDS CROSS ROAD	HAROLDS CROSS	DUBLIN 6W		1345
Edward	Schoeppler	HICKORY RIDGE	WHITSHED ROAD	GREYSTONES	CO WICKLOW	1345
Fiona	Beynon	27 VIKING ROAD	WILLASTON	DOUGLAS	IOM	1076
Gareth	Davies	24 GASANA VIEW	HOWTH	CO DUBLIN		6729
Gaby	Kelly	30 GLENBOURNE GREEN	LEOPARDSTOWN VALLEY	DUBLIN 18		672
Michael	Hebden	MYHOLME	SOMERSET SQUARE	DOUGLAS	IOM	5383
Keith	Darcy	26 WILLOWWOOD PARK	HARTSTOWN	CLONSILLA	DUBLIN 15	6729
Brian	Duffy	19 GLENVIEW DRIVE	RIVERSIDE	GALWAY		6729
Ray	Fallon	52 CEDAR COURT	TERENURE	DUBLIN 6		5383
Sonia	Fay	55 WOODVIEW GROVE	BLANCHARDSTOWN	DUBLIN 15		1076
Roisin	Ferron	190 BACHELORS WALK	DUBLIN 1			2691
Joanne	Keenan	16 CASTLEWOOD	DUBLIN ROAD	DROGHEDA	CO LOUTH	1345
Joanne	Glassey	3 GORSECROFT	ABBEYFIELDS	DOUGLAS	IOM	3499
Colum	Abernethy	82 STEPASIDE PARK	STEPASIDE	DUBLIN 18		5383
Fionnula	Ashe	26 MAPAS ROAD	DALKEY	CO DUBLIN		1345
John	Bainbridge	14 RIVERWOOD PLACE	CASTLEKNOCK	DUBLIN 15		1345
Fergus	Barry	35A RAGLAN ROAD	BALLSBRIDGE	DUBLIN 4		2018
Sheragh	Beirne	30 GLEN ELLAN GROVE	SWORDS	CO DUBLIN		2691
Ciara	Bellew	82 CASTLEGATE	CASTLE STREET	DUBLIN 2		1884
Eimear	Bermingham	49 CASTLE MANOR	DROGHEDA	CO LOUTH		2691
Thomas	Birch	ARDEE ROAD	COLLON	CO LOUTH		3364
Martin	Bowers	29 DRUMCLIFFE ROAD	RATOATH ROAD	DUBLIN 7		1345
Michael	Bradford	100 MOUNTAINVIEW DRIVE	BRAY	CO WICKLOW		6729
Mary	Brennan	206 ELM MOUNT AVENUE	BEAUMONT	DUBLIN 9		1345
Jim	Brooks	100 WAINSFORT ROAD	TERENURE	DUBLIN 6		2691
Regina	Buggie	126 ESKER LAWNS	LUCAN	CO DUBLIN		4037
Grainne	Burke	117 KNOCKNACARRA PARK	KNOCKNACARRA	GALWAY		4037
Audrey	Bury	21 RICHMOND AVE	MONKSTOWN	CO DUBLIN		6729
John	Butler	19 SUSSEX ROAD	DUBLIN 4			2691
Rhona	Byrne (nee Hayes)	MAHAREES	IONA DRIVE	NORTH CIRCULAR ROAD	LIMERICK	538
Terence	Byrne	79 THE STILES ROAD	CLONTARF	DUBLIN 3		2691
Therese	Cadell	TYONE	NENAGH	CO TIPPERARY		1345
Eimear	Caffrey	3 CARRIG HALL	KILCOOLE	CO WICKLOW		6729
Paul	Carroll	38 EARLSFORT LAWN	LUCAN	CO DUBLIN		6729
Ronan	Clarke	APT 16	AUGUSTINE COURT	SAINT AUGUSTINE ST.	DUBLIN 8	2018
Sharon	Coffey	1 CAHERDAVIN TERRACE	ENNIS ROAD	LIMERICK		6729
Alison	Coman	9 ROSEPARK	WEXFORD			2691
Paul	Corry	8 BURNABY MILL	GREYSTONES	CO WICKLOW		2691
Natasha	Cosgrave	GARRAUN	LISNAGRY	CO LIMERICK		6729
Laura	Costello	118 WHEATFIELD	BRAY	CO WICKLOW		807
Theresa	Cotter	14 RATHFARNHAM PARK	RATHFARNHAM	DUBLIN 14		2691
Seamus	Creaven	11 MONALOE COURT	CABINTEELY	DUBLIN 18		6729
Vera	Cronin	22 OBELISK AVENUE	BLACKROCK	CO DUBLIN		4037
Shane	Crowley	23 THE PARK	LIFFEY HALL	NEWBRIDGE	CO KILDARE	3499
Myrna	Curley	3 WESTON GROVE	CHURCHTOWN	DUBLIN 14		538
David	Curley	15 PARC NA SILLA RISE	LOUGHLINSTOWN	CO DUBLIN		5383
Geraldine	Daly	20 CASTLESIDE DRIVE	RATHFARNHAM CASTLE	RATHFARNHAM	DUBLIN 14	6729
Anna	Dobbyn	32 THE ELMS	STILLORGAN ROAD	DONNYBROOK	DUBLIN 4	1345
Marie	Doolan	18 CRAGAUN	FR RUSSELL ROAD	DOORADOYLE	LIMERICK	2691
Gary	Dwyer	78 BALLYTRUCKLE	WATERFORD			2691
Deirdre	Egan	59 CASTLETOWN	LEIXLIP	CO KILDARE		5383
Geraldine	Farrell	81 BEECHPARK ROAD	FOXROCK	DUBLIN 18		1345
Joseph	Feeney	38 RAHENY PARK	RAHENY	DUBLIN 5		2691
Fergal	Feeney	35 COWPER VILLAGE	RATHMINES	DUBLIN 6		6729
Martina	Flanagan	29 SPRINGMOUNT	TRAMORE	CO WATERFORD		5383
Muireann	Flannery	77 MERVAL DRIVE	CLAREVIEW	LIMERICK		6729
Eithne	Foley	22 SYLVAN DRIVE	FAIRLANDS PARK	GALWAY		6729
Orla	Furey	138 THE WATERSIDE	CHARLOTTE QUAY	RINGSEND ROAD	DUBLIN 4	6729
Niamh	Griffin	12 CRESCENT VILLAS	IONA	GLASNEVIN	DUBLIN 9	4037
Aisling	Hanley	1 COWPER MEWS	RATHMINES	DUBLIN 6		6729
Eileen	Hannon	83 DOWNPATRICK ROAD	CRUMLIN	DUBLIN 12		2691
Louise	Harding	46 HAZEL ROAD	COLLINS AVENUE	DUBLIN 9		5383
Nichola	Harte	21 GLENDOWN PARK	TEMPLEOGUE	DUBLIN 6W		1345

Forename	Surname	Address				Number of Option Exercised
Edward	Harty	RATHBRIDE	NEWBRIDGE	CO KILDARE		6729
Mary	Hayes	136 HOLLYBROOK PARK	GREYSTONES ROAD	BRAY	CO WICKLOW	1615
Darina	Heavey	12 MERRION STRAND	SANDYMOUNT	DUBLIN 4		2691
Theckla	Heffernan	41 SPIRE VIEW	RATHGAR	DUBLIN 6		2691
Steven	Hiles	42 MARLEY COURT	DUNDRUM	DUBLIN 14		6729
Evelyn	Hourigan	MS EVELYN HOURIGAN	FLAT 3	141 LEINSTER ROAD	RATHMINES	2691
Aileen	Howell	TULLYALLEN	DROGHEDA	CO LOUTH		6729
Cliona	Joyce	19 SHANID ROAD	HAROLDS CROSS	DUBLIN 6W		2691
Monica	Kearney	67 AYLMER PARK	MONREAD ROAD	NAAS	CO KILDARE	6729
Dean	Keating	7 DROMHEATH AVENUE	LADYSWELL	MULHUDDART	DUBLIN 15	2691
Ann Marie	Kelly	88 SANTRY CLOSE	SANTRY	DUBLIN 9		1345
Grianne	Kiely	24 GRANGEBROOK AVENU	WHITECHURCH ROAD	RATHFARNHAM	DUBLIN 16	2691
Marion	Lawrence	50 FRIARS HILL	GALWAY			6729
Barbara	Lee	74 SHENICK ROAD	SKERRIES	CO DUBLIN		5383
Raymond	Lennon	7 GLENLUCAN	KILLARNEY ROAD	BRAY	CO WICKLOW	4037
Neal	Lindsay	7 CASTLEKNOCK GREEN	CASTLEKNOCK	DUBLIN 15		1076
Mary	Lydon	19 GRIFFEEN GLEN DENE	BROOKWOOD	LUCAN	CO DUBLIN	1076
Fergal	McAndrew	44 STILLORGAN HEATH	STILLORGAN	CO DUBLIN		6729
Zita	Madden	3 ASHLAWN	BALLINTEER ROAD	DUNDRUM	DUBLIN 16	6729
Elizabeth	Matthews	62 ELTON COURT	LEIXLIP	CO KILDARE		6729
Warren	Matthews	THE COTTAGES	KELL ROAD	COLLON	CO LOUTH	6729
Pauline	McCabe	38/40 WICKLOW COURT	NO 34 GEORGES STREET	DUBLIN 4		5383
Paula	McClean	188 THE GEORGE	CHARLOTTE QUAY	DUBLIN 4		6729
Maura	McCloskey	2 AILESBURY GROVE	DONNYBROOK	DUBLIN 4		2691
Lorraine	McDonald	ASHFIELD HSE	BALLICKMOYLER	CARLOW		5383
Aisling	McEniry	30 FISHERMANS WHARF	RINGSEND	DUBLIN 4		2691
Stephen	McEvoy	170 AYLMER PARK	NAAS	CO KILDARE		1345
Kim	McGrath	4 LONGMEADOW GROVE	POTTERY ROAD	DUN LAOGHAIRE	CO DUBLIN	1884
Ciaran	McGuinness	66 CASTLEKEVIN ROAD	KILMORE WEST	DUBLIN 5		5383
Karen	McKeown	19 MOUNTAIN VIEW PARK	GREYSTONES	CO WICKLOW		4037
Michelle	McLoughlin	32 PEMBROKE SQUARE	UPPER GRAND CANAL STRE	DUBLIN 4		2691
Brian	McManus	4 OAK HOUSE	SERPENTINE AVE	BALLSBRIDGE	DUBLIN 4	1345
Natasha	Mercer	6 KENILWORTH ROAD	RATHGAR	DUBLIN 6		6729
Aideen	Moran	3 WOODSTOWN DRIVE	KNOCKLYON	DUBLIN 16		6729
Richard	Morrissey	11 LUTTRELLSTOWN THICK	CASTLEKNOCK	DUBLIN 15		4037
Neil	Murphy	4 BRACKEN CRESCENT	NORTH CIRCULAR ROAD	LIMERICK		6729
Ciaran	Murphy	7 BROOKWOOD MEADOW	KILLESTER	DUBLIN 5		2691
Niall	Murphy	RIOS ROSAS	HEATHER WALK	PORTMARNOCK	CO DUBLIN	6729
Mary	Nolan	146 DUNLUCE ROAD	CLONTARF	DUBLIN 3		6729
Avril	Nolan	11 WOODLANDS PARK	MOYCULLEN	CO GALWAY		1345
Geraldine	O'Brien	CULLENAGH	FERMOY	CO CORK		1345
Triona	O'Connell	83 CASTLETOWN	LEIXLIP	CO KILDARE		3230
David	O'Connor	3 MANOR CLOSE	KINGSTON	GALWAY		6729
Deborah	O'Connor	73 THE HEIGHTS	MELROSE PARK	KINSEALY	CO DUBLIN	807
Niamh	O'Connor	143 SALTHILL HOUSE	SALTHILL	GALWAY		6729
Michelle	O'Connor	35 SILVERDALE AVENUE	BALLINLOUGH	CORK		1345
Orla	O'Connor	5 BEECHPARK CRESCENT	CASTLEKNOCK	DUBLIN 15		2018
Bryan	O'Connor	91 SHANTALLA ROAD	BEAUMONT	DUBLIN 9		6729
Ken	O'Grady	44 PARK GARDENS	CORBALLY	LIMERICK		6729
Andrew	O'Neill	WOODLEIGH	CASTLE ROAD	BUTLERSTOWN	CO WATERFORD	6729
Eoin	O'neill	5 HAZEL ROAD	DONNYCARNEY	DUBLIN 9		6729
Maura	O'Neill	KILMESSAN	NAVAN	CO MEATH		6729
Maureen	O'Shea	18 GARDEN VILLAGE COUR	KILPEDDER	CO WICKLOW		2691
Cora	O'Sullivan	31 WESTON PARK	BALLEA ROAD	CARRIGALINE	CO CORK	807
Ian	O'Sullivan	4 STILLORGAN WOOD	STILLORGAN	CO DUBLIN		2691
Patrick	Peake	334 HOWTH ROAD	RAHENY	DUBLIN 5		4441
Michelle	Power	GALWAY ROAD	GORT	CO GALWAY		6729
John	Ring	31 KILTERAGH	DOORADOYLE	LIMERICK		1345
Hugh	Ryan	31 LUTTRELLSTOWN PLAC	CASTLEKNOCK	DUBLIN 15		3499
Sean	Ryman	35 HILLCOURT ROAD	GLENAGEARY	CO DUBLIN		1345
Geraldine	Shields	BALLYGURRAUN	ATHENRY	CO GALWAY		1345
Marcella	Size	IMOONE	CLOGHANS HILL	TUAM	CO GALWAY	1345
Paul	Stephens	4 SLADEMORE COURT	ARD NA GREINE	MALAHIDE RD	DUBLIN 13	6729
Maria	Treacy	EL REMO	9 TREES ROAD	MOUNT MERRION	CO DUBLIN	3230
Simone	Treacy	2 CUDVILLE GREEN	ST CONLON'S ROAD'S	NEENAGH	CO TIPPERARY	4037
Niall	Tuite	42 CASTLE COURT	BOOTERSTOWN	CO DUBLIN		3364
Brian	Waldron	43 WOODFORD	BREWERY ROAD	STILLORGAN	CO DUBLIN	2691
Franics	Walker	18 DONNYCARNEY ROAD	DONNYCARNEY	DUBLIN 9		2691
Martina	Whelan	4 THE PADDOCKS	HYBREASAL	SOUTH CIRCULAR ROAD	DUBLIN 8	2691
Larry	White	63 STONEYHURST	DOORADOYLE	CO LIMERICK		2691
Siobhan	Whiston	2 TH DUNNES	PORTMARNOCK	CO DUBLIN		4037
Dermot	Wilson	29 COLLINS SQUARE	BENBURB STREET	DUBLIN 7		4037
Andrew	Wilson	66 RIVERSIDE DRIVE	RATHFARNHAM	DUBLIN 14		2691
Anne	Woods	21 CASTLEROSSE CRESCE	BALDOYLE	DUBLIN 13		1345
Gavin	Wyley	65 CALEDON ROAD	EAST WALL	DUBLIN 3		1345
Gordon	Drake	28 VICARAGE PARK	BRADDAN	ISLE OF MAN		6729
James	Horrigan	22 TURNBERRY AVENUE	ONCHAN	IOM	IM3 2JX	6729
Marjorie	Turner	MEADOW COURT	BALLAUGHTON MEADOWS	DOUGLAS	IOM	5383
Graham	Bell	58 PORT-E-CHEE AVENUE	DOUGLAS	IOM	IM1 1JE	3364
Sharon	Cleator	4 FARRANT STREET	DOUGLAS	ISLE OF MAN	IM2 3HG	2691
Simon	Duggan	12 CROVENS CLOSE	GOVERNORS HILL	DOUGLAS	IOM	5383
						594,919

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)



The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office

Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 26/11/2003
notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Cyril Boyd Sycamore Lodge, Killakee, Rathfarnham, Dublin 16	Ordinary €0.32	30,000

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference bd/cj

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
30,000	Ordinary	0.32	1.09	32,759.24

Denomination EURO

Conversion rate, if any

Total value of consideration € 32,759.24

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Share Option Scheme

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature

Date

Name *Block letters please*

BERNARD DALY

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 26/11/2003
notes one and two

or made from ____________ to ______

E	F
Value of assets contributed or to be contributed	Nominal value of shares allotted
1. Total from Section C: € 32,759.24	1. Amount/ Denomination:
+	
2. Total from Section D: € 0.00	2. Conversion Rate:
3. Total 1 + 2 above: € 32,759.24	3. Amount in €: €
4. Expenses *note four*: € 0.00	
5. Total 3 - 4: € 32,759.24	

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 32,759.24

Stamp Duty at € 1.27 per € 127.00 or part thereof: € 328.00

Interest for 0 months *note five*: € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD): € 328.00

+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee): € 340.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty



Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office

Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 28/11/2003
notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
See Attached Schedule		

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference bd/cj

ANGLO IRISH BANK CORPORATION PLC
SAYE SCHEME - OPTIONS EXERCISED 28 NOVEMBER 2003

Forename	Surname	Address	Number of Options Exercised
BRIAN	CAHALIN	102 EAGLE VALLEY, ENNISKERRY, CO WICKLOW	6729
RUSSELL	CARTER	15 CASTLEKNOCK WOOD, CASTLEKNOCK, DUBLIN 18	4037
BERNARD	DALY	253 COLLINS AVENUE WEST, DUBLIN 9	4037
MICHAEL	DARCY	7 ORPEN HILL, STILLORGAN GROVE, BLACKROCK, CO DUBLIN	5383
KIERAN	DUGGAN	42 FOXROCK MANOR, DUBLIN 18	6729
PETER	FITZGERALD	21 CASIMIR ROAD, HAROLD'S CROSS, DUBLIN 6W	2691
SEAN	FITZPATRICK	CAMADERRY, WHITSHED ROAD, GREYSTONES, CO WICKLOW	6729
ANTHONY	FLANNERY	78 BUSHY PARK ROAD, TERENURE, DUBLIN 6	6729
BRIAN	GILLESPIE	21 BINN EADAIR VIEW, SUTTON, DUBLIN 13	6729
JOHN	HAYDEN	24 FRANKFORT PARK, DUNDRUM, DUBLIN 14	6729
PATRICK	HINKSON	26 DEER PARK AVENUE, CASTLEKNOCK, DUBLIN 15	4037
GERRY	JENNINGS	MONELEEN HALL, ROESTOWN, DUNSHAUGHLIN, CO MEATH	6729
PETER	KILLEN	3 KILLEEN TERRACE, MALAHIDE, CO DUBLIN	6729
STEPHEN	MACKEY	84 HAWTHORN PLACE, CLYBAWN ROAD, KNOCKNACARRA, GALWAY	6729
PAT	MAHER	1 CASTLEKNOCK RISE, LAUREL LODGE, DUBLIN 15	3230
ETHNA	MASTERSON	35 BROADFIELD VIEW, KILCULLEN ROAD, NAAS, CO KILDARE	6729
WILLIAM	MCATEER	4 AUBURN VILLAS, RATHGAR, DUBLIN 6	6729
RONNIE	MCCARTHY	16 LEOPARDSTOWN AVENUE, BLACKROCK, CO DUBLIN	6729
AIDAN	MCCLEAN	10 BEVERTON GROVE, TURVEY AVENUE, DONABATE, CO DUBLIN	4037
JOE	MCWILLIAMS	59 RATHASKER HEIGHTS, NAAS, CO KILDARE	4037
CATHERINE	MULLARKEY	RICHARDSTOWN, BALLYBOUGHAL, CO DUBLIN	6729
RONAN	MURPHY	43 CLONKEEN ROAD, BLACKROCK, CO DUBLIN	6729
PADRAIC	MURRAY	21 GLENAGEARY PARK, GLENAGEARY, CO DUBLIN	6729
DESMOND	O'BRIEN	GREENWOOD, BASKIN LANE, CLOGHRAN, CO DUBLIN	6729
PHILIP	O'DWYER	36 HUNSTGROVE, ASHBOURNE, CO MEATH	6729
MICHAEL	O'SULLIVAN	89 AVOCA PARK, BLACKROCK, CO DUBLIN	6729
DECLAN	QUILLIGAN	22 CLONFADDA WOOD, MOUNT MERRION, BLACKROCK, CO DUBLIN	6729
PAUL	SOMERS	22 SHREWSBURY WOOD, CABINTEELY, DUBLIN 18	5383
TOMMY	WALSH	68 SHANID ROAD, HAROLD'S CROSS, DUBLIN 6W	2691
RONAN	WHITE	26 SION ROAD, GLENAGEARY, CO DUBLIN	4037
MICHAEL	MCGEE	IOM RESIDENT	6729
STEWART	DAVIES	IOM RESIDENT	6729
DEREK	KEOGH	53 GLENCAIRN DRIVE, THE GALLOPS, DUBLIN 18	6729
	Total:		**191,638**

B

Consideration for allotment(s) consist of ***(✓ as appropriate)***

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
191,638	Ordinary	0.32	1.79	343,511.15

Denomination EURO

Conversion rate, if any

Total value of consideration € 343,511.15

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Options exercised under the Approved SAYE Scheme

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature

Date

Name *Block letters please*

BERNARD DALY

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) *notes one and two* made on 28/11/2003

or made from ______ to ______

E Value of assets contributed or to be contributed		**F** Nominal value of shares allotted	
1. Total from Section C	€ 343,511.15		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 343,511.15	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 343,511.15		

Greater amount of boxes E5 or F3

€ 343,511.15

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 3,436.00

Interest for 0 months *note five* — € 0.00

Total Due (CCD) — € 3,436.00

+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 3,448.00

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*
Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two*

made on 04/12/2003

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.



Allottees - *These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.*

Full name and address	Share class	Number of shares allotted
Richard Heggie 79 Brantingham Road, Whalley Range, Manchester MI6 8SA	Ordinary €0.32	52,000
James Shaw, 78 Stillorgan Heath, Stillorgan, CO Dublin	Ordinary €0.32	110,000



Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference bd/cj



B

Consideration for allotment(s) consist of ***(✓ as appropriate)***

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) ***for*** **cash consideration**

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
52,000	Ordinary	0.32	2.36	122,720.00
110,000	Ordinary	0.32	1.09	120,117.22

Denomination EURO

Conversion rate, if any

Total value of consideration € 242,837.22

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Options exercised under the Share Option Scheme

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature

Date

Name *Block letters please*

BERNARD DALY

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 04/12/2003
notes one and two

or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from Section C	€ 242,837.22
+	
2. Total from Section D	€ 0.00
3. Total 1 + 2 above	€ 242,837.22
4. Expenses *note four*	€ 0.00
5. Total 3 - 4	€ 242,837.22

F

Nominal value of shares allotted

	1. Amount/ Denomination
	2. Conversion Rate
€	3. Amount in €

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 242,837.22

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 2,429.00

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 2,429.00

+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 2,441.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number: 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*
Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 19/12/2003
notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
John O'Connell 82 Eagle Valley, Enniskerry, Co Wicklow	Ordinary €0.32	37,450

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone: 01 616 2506

Reference: bd/cj

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
37,450	Ordinary	0.32	2.36	88,382.00

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 88,382.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Options Exercised under the Share Option Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature

Date

Name *Block letters please*

Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 19/12/2003
notes one and two

or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from Section C	€ 88,382.00
+	
2. Total from Section D	€ 0.00
3. Total 1 + 2 above	€ 88,382.00
4. Expenses *note four*	€ 0.00
5. Total 3 - 4	€ 88,382.00

F

Nominal value of shares allotted

	1. Amount/ Denomination
	2. Conversion Rate
€	3. Amount in €

Note Four
Ascertained in accordance with the provisions of Section 70 *Finance Act*, 1973. Full details including copies of invoices and receipts, must be submitted with this *form*.

Greater amount of boxes E5 or F3

€ 88,382.00

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 884.00

Interest for 0 months *note five* — € 0.00

Total Due (CCD) — € 884.00

\+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 896.00

Note Five
Interest at the rate of 1% per month or part of a month is charged *on duty not paid* within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*
Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two*

made on 06/01/2004

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.



Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Cyril Boyd Sycamore Lodge, Killakee, Rathfarnham, Dublin 16	Ordinary €0.32	40,000
Ruairi Conneely 17 Beaconsfield Road, Blackheath, London SE3 7LN, UK	Ordinary €0.32	5,700
Sean Tobin Callaghane, Grantstown, Waterford	Ordinary €0.32	20,000
Michael D'Arcy 20 Gainsborough Close, Malahide, Co DUblin	Ordinary €0.32	5,000
George Finnie Woodlands, Newton of Barr, Lochwinnoch PA12 4AR, UK.	Ordinary €0.32	6,250

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference bd/cj

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
50,700	Ordinary	0.32		55,363.12
131,150	Ordinary	0.32	2.36	309,514.00
20,000	Ordinary	0.32	2.55	51,000.00

Denomination Euro

Conversion rate, if any

Total value of consideration € 415,877.12

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares issued on Exercise of Share Options

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature

Date

Name *Block letters please*

Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 06/01/2004
notes one and two

or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from Section C	€ 415,877.12
+	
2. Total from Section D	€ 0.00
3. Total 1 + 2 above	€ 415,877.12
4. Expenses *note four*	€ 0.00
5. Total 3 - 4	€ 415,877.12

F

Nominal value of shares allotted

	1. Amount/ Denomination
	2. Conversion Rate
€	3. Amount in €

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 415,877.12

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 4,159.00

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 4,159.00

Eur 12.00 +

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 4,171.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

Company Number 22045 **Form B5(euro) Continuation sheet**

A

Allottees (Continued) - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
John Daly 16 North Avenue, Ealing, London W13 8AP, UK	Ordinary €0.32	62,450
Patrick O'Hara Flat 2, 5 De Vere Gardens, London W8 5AR, UK	Ordinary €0.32	62,450



This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty



Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office
STEPHEN COURT, 18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 22/01/2004
notes one and two

or made from ____________ to ____________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Ronan Murphy 43 Clonkeen Road, Blackrock, Co Dublin	Ordinary €0.32	50,000
Brendan Myers Richill, Lisnagry, Co Limerick	Ordinary €0.32	10,000
Declan Quilligan 22 Clonfadda Woods, Blackrock, Co Dublin	Ordinary €0.32	62,450

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference bd/cj



B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑ — Complete Section C
Non-Cash ☐ — Complete Section D
Both Cash and Non-Cash ☐ — Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
10,000	Ordinary	0.32	1.0919747	10,919.75
112,450	Ordinary	0.32	2.36	265,382.00

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 276,301.75

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Share Option Scheme.

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature

Date

Name *Block letters please*

BERNARD DALY

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 22/01/2004
notes one and two

or made from ______ to ______

E Value of assets contributed or to be contributed		**F** Nominal value of shares allotted	
1. Total from Section C	€ 276,301.75		1. Amount/ Denomination
+ 2. Total from Section D	€ 0.00		2. Conversion Rate
3: Total 1 + 2 above	€ 276,301.75	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 276,301.75		

Greater amount of boxes E5 or F3

€ 276,301.75

Stamp Duty at € 1.27 per € 127.00 or part thereof: € 2,764.00

Interest for 0 months *note five*: € 0.00

Total Due (CCD): € 2,764.00

Eur 12.00

+ ~~€12.70~~ Companies Office Registration Fee

Total Due (CCD + Reg. Fee): € 2,776.00

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.



Companies Registration Office

Special Resolution

Companies Acts, 1963 to 2001

Registration fee stamp to be affixed above

This form must be typewritten

Company Number

22045

G1 (16)

Section 141 of the Companies Act, 1963

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

AT AN EXTRAORDINARY GENERAL MEETING of the members of the said company, duly convened and held at

SHELBOURNE HOTEL, ST. STEPHEN'S GREEN, DUBLIN 2

On the

Day 23 Month 1 Year 2004

The following Special resolution(s) was / were duly passed.

1. "That:-

(a) the company and/or any subsidiary [being a body corporate as referred to in the European Communities (Public Limited Company Subsidiaries) Regulations, 1997] of the Company be generally authorised to make market purchases [as defined by Section 212 of the Companies Act, 1990 (the "1990 Act")] of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the 1990 Act, and Article 8(c) of the Articles of Association of the Company;

Contd/

I hereby certify that the above particulars are correct ☐ Director ☑ Company Secretary

Signature B Daly Date 29 / 1 / 2004

Name *Block letters please*

BERNARD DALY

Presenter's Name: CLIONA JOYCE

Address: ANGLO IRISH BANK CORPORATION PLC
18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Telephone 01 616 2506 Reference BD/CJ

Contd/.........

(b) the reissue price range at which any treasury shares (as defined by section 209 of the 1990 Act) for the time being held by the Company may be reissued off market shall be the price range set out in Article 8(d) of the Articles of Association of the Company; and

(c) the authorities hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 22 April 2005 unless, in any such case, previously revoked or renewed in accordance with the provisions of the 1990 Act".

2. "That, for the purposes of Section 24 of the Companies (Amendment) Act, 1983 (the "1983 Act") the Directors be empowered to allot equity securities for cash pursuant to and in accordance with Article 8(b) of the Articles of Association of the Company. The authority hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 22 April 2005, unless previously revoked or renewed in accordance with the provisions of the 1983 Act and Article 8(b) save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired."

****



Companies Registration Office

Ordinary Resolution

This form must be typewritten

Companies Acts, 1963 to 2001

Company Number

22045

Registration fee stamp to be affixed above

G2

(16A)

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

AT AN EXTRAORDINARY GENERAL MEETING of the members of the said company, duly convened and held at

SHELBOURNE HOTEL, ST. STEPHEN'S GREEN, DUBLIN 2

On the

Day 23 Month 1 Year 2004

The following Ordinary resolution(s) was / were duly passed.

"That the aggregate remuneration of the non-executive directors shall be such amount, not in excess of €1,000,000 per annum, as may be agreed by the Board, to be divided between such directors in accordance with the provision of Article 78 of the Articles of Association".

I hereby certify that the above particulars are correct ☐ Director ☑ Company Secretary

Signature B Daly Date 29/1/2004.

Name *Block letters please*

BERNARD DALY

Presenter's Name

CLIONA JOYCE

Address

ANGLO IRISH BANK CORPORATION PLC

18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Telephone 01 616 2506

Reference BD/CJ

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*
ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office
STEPHEN COURT, 18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 26/01/2004
notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.



Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Des O'Houlihan 8 Palmerston House, Westminster Square, 126 Westminster Bridge Road, London SE1 8UW	Ordinary €0.32	140,000
James Pearson 27 Randall Road, Chandlers Ford, Eastleigh, Hants SO53 5AJ	Ordinary €0.32	45,000
Ian Short 18 Quincy Road, Egham, Surrey, UK	Ordinary €0.32	100,000

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506 Reference bd/cj

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
285,000	Ordinary	0.32	1.0919747	311,212.79

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 311,212.79

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Share Option Scheme.

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature

Date

Name *Block letters please*

BERNARD DALY

Companies Capital Duty

Calculation of Duty

Company Number

22045

Statement required under
Section 69, Finance Act, 1973, as amended

Date of allotment(s) made on 26/01/2004
notes one and two

or made from ____________ to ____________



E — Value of assets contributed or to be contributed

1. Total from Section C	€ 311,212.79
+	
2. Total from Section D	€ 0.00
3. Total 1 + 2 above	€ 311,212.79
4. Expenses *note four*	€ 0.00
5. Total 3 - 4	€ 311,212.79

F — Nominal value of shares allotted

	1. Amount/ Denomination
	2. Conversion Rate
€	3. Amount in €

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 311,212.79

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 3,113.00

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 3,113.00

\+

€ ~~12.70~~ 12.00 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 3,125.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office

STEPHEN COURT, 18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s)
notes one and two

made on 30/01/2004

or made from ______________ to ______________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.



Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Allotment in respect of shares issued under Scrip Dividend Scheme	Ordinary €0.32	1,130,903

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference bd/cj

B

Consideration for allotment(s) consist of ***(✓ as appropriate)***

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid *or due* and payable on each share	Amount *paid or* due including premium
1,130,903	Ordinary	0.32		3,561,477.78

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 13,561,477.78

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Scrip Dividend Scheme.

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature

Date

Name *Block letters please*

BERNARD DALY

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s)
notes one and two

made on 30/01/2004

or made from ______ to ______

E		F	
Value of assets contributed or to be contributed		Nominal value of shares allotted	
1. Total from Section C	€ 13,561,477.78		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 13,561,477.78	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 13,561,477.78		

Greater amount of boxes E5 or F3

€ 13,561,477.78

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 0.00

Interest for 0 months *note five* — € 0.00

Total Due (CCD) — € 0.00

+

Eur 12.00 ~~€12.70~~ Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 12.00

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

Companies Registration Office

Annual Return

Sections 125, 127, 128 Companies Act, 1963
Section 7 Companies (Amendment) Act 1986
Section 26 Electoral Act 1997
Sections 43, 44 Companies (Amendment)(No 2) Act 1999
Section 107 Company Law Enforcement Act 2001
Companies (Form and Content of Documents Delivered to the Registrar) Regulations 2002

SEC MAIL PROCESSING RECEIVED MAR 09 2004 WASH. DC 155 SECTION

CRO receipt date stamp

Companies Acts, 1963 to 2001

B1

Company Number

2 2 0 4 5

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Name *in full*: ANGLO IRISH BANK CORPORATION PLC

Return made up to *note one*: Day 09 Month 02 Year 2004

Financial Year *note two*: From Day 01 Month 10 Year 2002 To Day 30 Month 09 Year 2003

Registered Office *note three*: STEPHEN COURT, 18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Other Addresses *note four*

Address	Register(s)/documents held at this address
COMPUTERSHARE INVESTOR SERVICES (IRELAND) LIMITED HERON HOUSE, CORRIG ROAD, SANDYFORD INDUSTRIAL ESTATE, DUBLIN 18	REGISTER OF MEMBERS

Secretary *note five*

Surname	Former Surname *note five*
DALY	NONE

Forename *note five*	Former Forename *note five*
BERNARD	NONE

Residential Address *note five*: 253 COLLINS AVENUE WEST, DUBLIN 9

Donations for Political Purposes *note six*

Name of person or political party to whom donation was made	Value of donation € / _
N/A	

Presenter Details

Name: BERNARD DALY

Address: ANGLO IRISH BANK CORPORATION PLC
18/21 ST. STEPHEN'S GREEN, DUBLIN 2

DX Number: DX Exchange

Telephone Number: 01 616 2506 Fax Number 01 616 2410

[illegible] Reference Number BD/CJ

Authorised Share Capital
note seven

Total

€ / _	121,600,000.00

made up as follows:

Class	Number of Shares	Value Per Share € / _
ORDINARY	380,000,000	€0.32

Issued Share Capital

Total

€ / _	106,631,477.44

made up as follows:

Paid up on shares issued for cash	Eur 368,111,363.95 € / Eur 2,095,764.28
Considered paid on other shares	€ / _
Total standing to credit of Capital Conversion Reserve Fund *note eight*	€ / _
Total calls unpaid	€ / _
Total not yet called	€ / _

Shares Issued

Consideration - all cash

Class	Number of Shares	Total Premium Paid € / _	Total Amount paid € / _
ORDINARY	327,421,273		SEE ATTACHED SCHEDULE
Totals	327,421,273	(A)	

Consideration - not all cash

Class	Number of Shares	Total Premium Considered Paid € / _	Total amount considered paid € / _
ORDINARY	5,802,094		SEE ATTACHED SCHEDULE
Totals	5,802,094	(B)	

Total number of shares issued **(A)** plus **(B)**

333,223,367

This total must agree with the total number of shares held by existing members as stated in the **List of Past and Present Members** section of the return.

Other Share / Debenture Details
note nine

N/A

ALLOTMENT OF SHARES FOR A CASH CONSIDERATION

	Price per Share in IR£	Price per share in Euro	Number of Shares	IR£	Euro
	0.25	0.317435	1,171,704	292,926.00	371,939.30
Amount called up on number of shares of each class	0.269	0.341560	1,485	399.47	507.22
	0.275	0.349178	2,000,000	550,000.00	698,355.94
	0.2758	0.350194	229,759	63,367.53	80,460.17
	0.3095	0.392984	129,375	40,041.56	50,842.30
	0.31869379	0.404658	3,483,912	1,110,301.12	1,409,791.61
	0.3285	0.417109	62,400	20,498.40	26,027.60
	0.33	0.419014	1,801,023	594,337.59	754,653.07
	0.351	0.445678	16,904	5,933.30	7,533.74
	0.352	0.446948	3,408	1,199.62	1,523.20
	0.3579848	0.454547	343,590	123,000.00	156,177.78
	0.4037	0.512593	16,485	6,654.99	8,450.10
	0.4067	0.516402	531,656	216,224.50	274,548.48
	0.41	0.520593	22,500	9,225.00	11,713.33
	0.42	0.533290	1,000,000	420,000.00	533,289.99
	0.46	0.584080	60,187,533	27,686,265.18	35,154,305.15
	0.4639	0.589031	957,911	444,374.91	564,239.75
	0.464	0.589158	35,000	16,240.00	20,620.55
	0.465	0.590428	94,410	43,900.65	55,742.33
	0.4745	0.602491	36,878	17,498.61	22,218.65
	0.475	0.603126	9,342,287	4,437,586.33	5,634,572.33
	0.492914	0.625872	1,279,383	630,625.79	800,729.58
	0.50	0.634869	121,723,149	60,861,574.50	77,278,258.66
	0.5015	0.636774	29,504	14,796.26	18,787.37
	0.5016	0.636901	603,569	302,750.21	384,413.47
	0.5019	0.637282	26,298	13,198.97	16,759.23
	0.51	0.647566	300,000	153,000.00	194,269.93
	0.5151	0.654042	206,526	106,381.54	135,076.70
	0.5214	0.662041	806,842	420,687.42	534,162.83
	0.5238	0.665089	229,060	119,981.63	152,345.24
	0.531	0.674231	156,886	83,306.47	105,777.39
	0.532	0.675501	1,433,262	762,495.38	968,169.42
	0.535	0.679310	46,872	25,076.52	31,840.61
	0.5313	0.674612	66,993	35,593.38	45,194.27
	0.5378	0.682865	1,190	639.98	812.61
	0.55	0.698356	9,445,442	5,194,993.10	6,596,280.56
	0.57	0.723751	120,000	68,400.00	86,850.08
	0.5745	0.729465	121,603	69,860.92	88,705.07
	0.57675	0.732321	566,572	326,770.40	414,912.82
	0.59125	0.750733	1,340,327	792,468.34	1,006,227.23
	0.61	0.774540	4,999,000	3,049,390.00	3,871,926.60
	0.613	0.778349	774,815	474,961.60	603,076.82
	0.63	0.799935	96,666	60,899.58	77,326.52
	0.64	0.812632	1,520,000	972,800.00	1,235,201.20
	0.655	0.831678	45,000	29,475.00	37,425.53
	0.71916	0.913145	1,362,867	980,119.43	1,244,494.96
	0.72	0.914211	29,922,796	21,544,413.12	27,355,761.72
	0.84458333	1.072400	871,837	736,339.00	934,957.66
	0.86	1.091975	7,332,000	6,305,520.00	8,006,358.85
	1.14002857	1.447538	2,462,899	2,807,775.23	3,565,139.12
	1.680328	2.133576	2,374,115	3,989,291.91	5,065,355.84
€ 1.7925	1.41170847	1.7925	786,557	1,110,389.18	1,409,903.42
€ 2.34	1.84289976	2.34	121,000	222,990.87	283,140.00
	1.83086893	2.324724	1,385,965	2,537,520.26	3,221,986.09
€ 2.36	1.85865104	2.36	2,819,500	5,240,466.61	6,654,020.00
	1.90590488	2.42	13,200,000	25,157,944.42	31,944,000.00
	1.93049937	2.451229	443,236	855,666.82	1,086,472.74
€ 2.503022	1.97129002	2.503022	751,497	1,481,418.54	1,881,013.53
€ 2.55	2.0082882	2.55	45,000	90,372.97	114,750.00
€ 2.59	2.03979076	2.59	20,000	40,795.82	51,800.00
	2.052234	2.605800	710,886	1,458,904.42	1,852,426.49
€ 2.954682	2.32700117	2.954682	1,487,547	3,461,523.61	4,395,228.34
€ 3.09	2.43357276	3.09	14,000,000	34,070,018.64	43,260,000.00
€ 4.184682	3.29570489	4.184682	1,414,642	4,662,242.56	5,919,826.91
€ 4.25	3.347147	4.25	15,250,000	51,043,991.75	64,812,500.00
€ 4.309571	3.39406297	4.309571	531,856	1,805,152.75	2,292,071.19
€ 6.768287	5.330459183	6.768287	646,734	4,377,281.32	5,558,000.78
€ 6.868436	5.40933293	6.868436	359,038	1,942,156.08	2,466,029.52
€ 7.225561	5.690591723	7.225561	583,219	3,318,861.21	4,214,084.46
€ 11.991725	9.444250908	11.991725	1,130,903	10,680,531.68	13,561,477.78
			327,421,273	286,592,397.02	368,111,363.95

9 February 2004

ALLOTMENT OF SHARES FOR A CONSIDERATION OTHER THAN CASH

	Pence Per Share	Number of Shares	IR£
Amount called up on number of shares of each class.	25p	4,202,094	1,050,523.50
	33.9p	1,475,000	500,025.00
	80p	125,000	100,000.00
		5,802,094	**1,650,548.50**
			Euro 2,095,764.28

List of Past and Present Members

Persons holding shares on ☐ the 14th day after the annual general meeting or ☑ the date to which the annual return has been made up for 20 04 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of the incorporation of the company. *note ten*

notes five and eleven

	Name and Address	Share Class	Numbers Held *note twelve*	Number Transferred and Date *note thirteen*	Particulars of Transferee *note thirteen*
Folio No.	SEE ATTACHED SCHEDULE				
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					

The total number of shares held must agree with the total number of issued shares

Directors *(including shadow directors)*

	Surname	Former Surname *note five*
note five	DRURY	NONE
	Forename	**Former Forename** *note five*
note five	FINTAN COLM	NONE

Date of Birth: Day 09 Month 06 Year 1958 — Irish Resident *note fourteen* ✔

Residential Address *note five*: 'GLENAPHOUCA', RUSSIAN VILLAGE, KILQUADE, CO. WICKLOW

Business Occupation: COMPANY DIRECTOR — Nationality: IRISH

	Company *note fifteen*	Registered at *note sixteen*	Company Number
Other Directorships	SEE CONTINUATION SHEET		

	Surname	Former Surname *note five*
note five	FITZPATRICK	NONE
	Forename	**Former Forename** *note five*
note five	SEAN PATRICK	NONE

Date of Birth: Day 21 Month 06 Year 1948 — Irish Resident *note fourteen* ✔

Residential Address *note five*: CAMADERRY, WHITSHED ROAD, GREYSTONES, CO WICKLOW

Business Occupation: CHARTERED ACCOUNTANT — Nationality: IRISH

	Company *note fifteen*	Registered at *note sixteen*	Company Number
Other Directorships	SEE CONTINUATION SHEET		

	Surname	Former Surname *note five*
note five	JACOB	NONE
	Forename	**Former Forename** *note five*
note five	MICHAEL DESMOND	NONE

Date of Birth: Day 06 Month 07 Year 1945 — Irish Resident *note fourteen* ✔

Residential Address *note five*: 'GREYFIELD', NEWTOWNPARK AVENUE, BLACKROCK, CO DUBLIN.

Business Occupation: COMPANY DIRECTOR — Nationality: IRISH

	Company *note fifteen*	Registered at *note sixteen*	Company Number
Other Directorships	SEE CONTINUATION SHEET		

Certification

note seventeen

We hereby certify that (i) this form has been completed in accordance with the Notes on completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)

The company is not a private company.

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company.

The company is a private company with more than 50 members. The excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) of the Companies Act 1963, are not included in reckoning the number of 50.

Signed [signature] Director [signature] Secretary

Directors *(including shadow directors)*

	Surname	Former Surname *note five*
note five	JAMAL	HEALY
	Forename	**Former Forename** *note five*
note five	PATRICIA	NONE

Date of Birth (Day Month Year): 03 09 1943 — Irish Resident *note fourteen*: [ ]

Residential Address *note five*: 8 ST. MARGARET'S CLOSE, PUTNEY, LONDON SW15 6HL, UK

Business Occupation: COMPANY DIRECTOR — Nationality: BRITISH

	Company *note fifteen*	Registered at *note sixteen*	Company Number
Other Directorships	ASTON MANSFIELD (CHARITABLE TRUST)		

	Surname	Former Surname *note five*
note five	MCATEER	NONE
	Forename	**Former Forename** *note five*
note five	WILLIAM ANTHONY	NONE

Date of Birth (Day Month Year): 29 10 1950 — Irish Resident *note fourteen*: ✔

Residential Address *note five*: 4 AUBURN VILLAS, RATHGAR, DUBLIN 6

Business Occupation: CHARTERED ACCOUNTANT — Nationality: IRISH

	Company *note fifteen*	Registered at *note sixteen*	Company Number
Other Directorships	SEE CONTINUATION SHEET		

	Surname	Former Surname *note five*
note five	MCGANN	NONE
	Forename	**Former Forename** *note five*
note five	GERARD WILLIAM	NONE

Date of Birth (Day Month Year): 25 08 1950 — Irish Resident *note fourteen*: ✔

Residential Address *note five*: CHERRYFIELD, STONEHOUSE, DONNYBROOK, DUBLIN 4

Business Occupation: COMPANY DIRECTOR — Nationality: IRISH

	Company *note fifteen*	Registered at *note sixteen*	Company Number
Other Directorships	SEE CONTINUATION SHEET		

Continued on next page

Directors
(including shadow directors)

Surname *note five*	MURRAY	Former Surname *note five*	NONE
Forename *note five*	PETER CYRIL	Former Forename *note five*	NONE
Date of Birth (Day Month Year)	18 03 1950	Irish Resident *note fourteen*	✔
Residential Address *note five*	THE MEWS, 10 PEMBROKE PLACE, DUBLIN 2		
Business Occupation	COMPANY DIRECTOR	Nationality	IRISH
Other Directorships — Company *note fifteen*	SEE CONTINUATION SHEET	Registered at *note sixteen* / Company Number	

Surname *note five*	O MAHONEY	Former Surname *note five*	NONE
Forename *note five*	TIARNAN	Former Forename *note five*	NONE
Date of Birth (Day Month Year)	10 02 1959	Irish Resident *note fourteen*	✔
Residential Address *note five*	GLEN PINES, OLD LONGHILL ROAD, ENNISKERRY, CO. WICKLOW		
Business Occupation	BANKER	Nationality	IRISH
Other Directorships — Company *note fifteen*	SEE CONTINUATION SHEET	Registered at *note sixteen* / Company Number	

Surname *note five*	ROWAN	Former Surname *note five*	NONE
Forename *note five*	JOHN	Former Forename *note five*	NONE
Date of Birth (Day Month Year)	25 11 1957	Irish Resident *note fourteen*	
Residential Address *note five*	35 ENNERDALE ROAD, KEW GARDENS, RICHMOND, SURREY TW9 3PE, UK		
Business Occupation	BANKER	Nationality	IRISH
Other Directorships — Company *note fifteen*	NONE	Registered at *note sixteen* / Company Number	

Continued on next page

Directors
(including shadow directors)

	Surname	Former Surname *note five*
note five	STANZEL	GRADL
	Forename	**Former Forename** *note five*
note five	ANTON GERHARD	NONE

Date of Birth (Day / Month / Year): 10 / 03 / 1939 — Irish Resident *note fourteen*: [ ]

Residential Address *note five*: ROCKHGASSE 4/11, A-1010 VIENNA, AUSTRIA

Business Occupation: COMPANY DIRECTOR — Nationality: AUSTRIAN

Other Directorships	Company *note fifteen*	Registered at *note sixteen*	Company Number
	CASINOS AUSTRALIA INTERNATIONAL LTD	AUSTRALIA	

	Surname	Former Surname *note five*
note five	SULLIVAN	NONE
	Forename	**Former Forename** *note five*
note five	EDMOND FRANCIS	NONE

Date of Birth (Day / Month / Year): 08 / 05 / 1948 — Irish Resident *note fourteen*: ✔

Residential Address *note five*: LOCNAMON HOUSE, SION ROAD, KILKENNY

Business Occupation: COMPANY DIRECTOR — Nationality: IRISH

Other Directorships	Company *note fifteen*	Registered at *note sixteen*	Company Number
	SEE CONTINUATION SHEET		

	Surname	Former Surname *note five*
note five	WRIGHT	NONE
	Forename	**Former Forename** *note five*
note five	PATRICK	NONE

Date of Birth (Day / Month / Year): 14 / 05 / 1941 — Irish Resident *note fourteen*: ✔

Residential Address *note five*: 'ANNA LIVIA', STREAMSTOWN, MALAHIDE, CO DUBLIN

Business Occupation: COMPANY DIRECTOR — Nationality: IRISH

Other Directorships	Company *note fifteen*	Registered at *note sixteen*	Company Number
	SEE CONTINUATION SHEET		

Continued on next page

Directors
(including shadow directors

note five	Surname: BROWNE	Former Surname *note five*: NONE
note five	Forename: THOMAS JOSEPH	Former Forename *note five*: NONE
Date of Birth	Day: 10 Month: 02 Year: 1962	Irish Resident *note fourteen*: ✔
Residential Address *note five*	FERNEY HILL, BRIGHTON ROAD, FOXROCK, DUBLIN 18	
Business Occupation	BANKER	Nationality: IRISH
Other Directorships	Company *note fifteen*: NONE	Registered at *note sixteen*: / Company Number:

note five	Surname:	Former Surname *note five*:
note five	Forename:	Former Forename *note five*:
Date of Birth	Day: Month: Year:	Irish Resident *note fourteen*:
Residential Address *note five*		
Business Occupation		Nationality:
Other Directorships	Company *note fifteen*:	Registered at *note sixteen*: / Company Number:

note five	Surname:	Former Surname *note five*:
note five	Forename:	Former Forename *note five*:
Date of Birth	Day: Month: Year:	Irish Resident *note fourteen*:
Residential Address *note five*		
Business Occupation		Nationality:
Other Directorships	Company *note fifteen*:	Registered at *note sixteen*: / Company Number:

Continued on next page

FINTAN DRURY

LIST OF DIRECTORSHIPS

Current Directorships

Name of Company	Registration Number
Drury Sports Management Limited	196067
Drury Hospitality Limited	318580
Drury Communications (Northern Ireland) Limited	NI 30180
Compupharma Limited	8278326F
Dolphin Trolleys Limited	314657
Eurocart (Ireland) Limited	304723
Truro Limited	315508
Maynooth University Foundation Limited	308957
Cappagrove Limited	297411

Past Directorships

Name of Company	Registration Number
Sage Media Group Limited	6343060
DEA Limited	312953
ESRAS Films Limited	261074
Drury Communications Limited	139459



LIST OF DIRECTORSHIPS

SEAN PATRICK FITZPATRICK

Name of Company	Nature of Business	Registration Number
The Lithographic Group Limited	Printing	42702
Winstone Publishing Limited	Printing	127175
Marketline Sales	Printing	121505
Visitor Publications	Printing	130197
Solitude Limited	Printing	224561
Lithographic Finance		163562
DSM International Limited	Intl. Sports Events Organiser	
Mac Publishing Limited	Printing	42702
Lithographic Web Press Limited	Printing	370564
Dublin Dockland Development Authority	Semi State Body	
Greencore Plc		170116
Vector Workplace & Facility Management		315777
Various Funds of which I am a director	UK	

PAST DIRECTORSHIPS

Company Name	Incorporated	Registration Number
Singer & Friedlander Investment Funds Ltd	Ireland	198539
Singer & Friedlander Total Asset Management Ltd.	Ireland	197271
Singer & Friedlander "Roll-Up" Funds plc	Ireland	245116



MICHAEL DESMOND JACOB

LIST OF DIRECTORSHIPS

Current Directorships

Name of Company	Incorporated	Registration Number
Business Electronic Equipment Ltd	Ireland	038222
Celtic Seafoods Ltd	Ireland	103202
Errigal Eisc. Teo		
FAS	Ireland	
Freshland Foods Ltd		172058
Healy Manufacturing Ltd		140265
Irish Property and Land Group Ltd		
Lacaze Ltd		202250
Lett Group Ltd		140153
Premier Leisure Ltd		216469
SIAC Construction		
Skibbereen Fish Company Ltd		178526

Past Directorships

Name of Company	Incorporated
Dublin District Milk Board	Ireland
Guaranteed Irish Ltd	Ireland
Macroom Carpets Ltd	Ireland



EXTERNAL DIRECTORSHIPS

WILLIAM A. McATEER



COMPANY NAME	INCORPORATED	REGISTRATION NUMBER
Volkswagen Insurance Company Ltd. *(formerly Vico Insurance Company Ltd)*	Ireland	182332
Fastrock Holding Company	Ireland	226281
Volkswagen Investments Ltd.	Grand Cayman	

PAST DIRECTORSHIPS

WILLIAM A. MCATEER



COMPANY NAME	REGISTRATION NUMBER	DATE RESIGNED
Incorporated In Ireland		
Aberflower Limited	134652	5.3.92
Addington Limited	135191	5.3.92
Arles Holdings	118505	5.3.92
Aronberg Holdings	115313	5.3.92
Becken Enterprises	101665	5.3.92
Bignon Holdings	123690	5.3.92
Binteron Limited	136322	5.3.92
Carque Holdings	118331	5.3.92
CLB (Ireland) Holdings	133933	5.3.92
CLB (Investment) Limited	135195	5.3.92
CLF Yeoman plc	130385	5.3.92
Conjuratrick	107785	5.3.92
Craig Gardener Company		31.7.98
GAP Holdings	118507	5.3.92
Grasse Holdings	118330	5.3.92
Hallstatt Holdings	131567	5.3.92
Lajarka Holdings	125258	5.3.92
Landau Holdings	105655	5.3.92
MBJ Sales Company	48512	5.3.92
Montedonico Holdings	115315	5.3.92
Natchez Holdings	87831	5.3.92
Pontic Holdings	131566	5.3.92
Querry Holdings	115316	5.3.92
Redesca Holdings	105552	5.3.92
Rosaker Holdings	131568	5.3.92
Sandalwood	220839	21.10.98
Tazza Holdings	137188	5.3.92
Yeoasset Limited	140432	5.3.92
Yeoman Asset Finance Limited	140429	5.3.92
Yeoenterprises Limited	140430	5.3.92
Yeo International Limited	140431	5.3.92
Yeoinvestments Limited	140428	5.3.92
Yeolease Limited	139993	5.3.92
Yeoair Limited	141525	5.3.92
Yeoman International Leasing Ltd	92275	5.3.92
YIL Asset Finance	133932	5.3.92
YIL Investments Limited	116152	5.3.92
Yeoman Securities Limited	87484	5.3.92



PAST DIRECTORSHIPS

WILLIAM A. MCATEER



Company Name	Incorporated	Registered Number	Resigned / Co. Dissolved
Incorporated outside the State			
Security Credit Limited	U.K.	2074753	5.3.92
Yeoman Holdings plc	U.K.	2307407	5.3.92
Vehicle Management & Funding Ltd	U.K.		29.10.91
Yeoman Aircraft Finance Limited	Grand Cayman		5.3.92
YIL Leasing Limited	Grand Cayman		5.3.92
Yeocompany Limited	Grand Cayman		5.3.92
Yeocorporation Limited	Grand Cayman		5.3.92
Yeoinvestments Limited	Grand Cayman		5.3.92
Fergal Finance	Grand Cayman		18.5.92
Entity 1 plc	UK	1720141	8.1.98
Entity 2 Limited	UK	2098851	28.6.95
Entity 3 Limited	UK	1036850	8.1.98
Entity 4 Limited	UK	1655997	28.6.95
Entity 5 Limited	UK	1617970	28.6.95
Entity 6 Limited	UK	1646038	27.6.95
Entity 7 Limited	UK	1626447	27.6.95



LIST OF DIRECTORSHIPS - GARY MCGANN

Number	Company Name	Place of Incorporation	Appointed	Resigned
46806	AON MacDonagh & Boland Group Ltd	Ireland	26/02/99	
87870	Beech Hill Pension Trustees Ltd	Ireland	19/11/98	09/05/03
55866	Belgray Holdings	Ireland	19/11/98	21/02/00
EC11095	Belguard Insurance Ltd	Bermuda	11/12/98	21/02/00
22461	Bessilton Holdings Ltd	Gibraltar	08/03/99	21/02/00
24054	Borden Properties Ltd	Gibraltar	28/01/99	21/02/00
90.300.406	Carton de Colombia S.A.	Colombia	10/03/99	
00005666-8	Carton de Venezuela S.A.	Venezuela	22/03/99	
EC12616	Fibras Ltd	Bermuda	11/12/98	21/02/00
34838	Gillridge Holdings Ltd	Gibraltar	28/01/99	21/02/00
39529	Iona Print Ltd	Ireland	19/11/98	21/02/00
862880166	Irish America Inc.	United States	18/04/00	
727313031	Irish Tribune Inc.	United States	18/04/00	
357957	Jefferson Smurfit Group Ltd	Ireland	03/09/02	
358039	JSG Acquisitions	Ireland	03/09/02	
357958	JSG Funding plc	Ireland	03/09/02	
380541	JSG Holdings Ltd	Ireland	19/01/04	
380620	JSG Packaging Ltd	Ireland	19/01/04	
EC17864	L.A. Services Ltd	Bermuda	11/12/98	21/02/00
F5164	Leefung-Asco Printers Holdings Ltd	Bermuda	12/02/01	29/07/03
370564	Lithpgraphic Web Press Ltd	Ireland	05/08/03	
15529	Masser Waterford Ironfounders plc	Ireland	19/11/98	19/12/00
EC17064	S.A. Services Ltd	Bermuda	11/12/98	21/02/00
EC13340	S.C. Ltd	Bermuda	11/12/98	21/02/00
24057	S.G.H. Ltd	Gibraltar	28/01/99	21/02/00
EC11114	S.I. Holdings Ltd	Bermuda	11/12/98	21/02/00
EC11115	S.M. Finance Ltd	Bermuda	11/12/98	21/02/00
34837	Sandlee Investments Ltd	Gibraltar	28/01/99	21/02/00
177324	Smurfit Capital	Ireland	19/11/98	21/02/00
239631	Smurfit Capital Funding Ltd	Ireland	19/11/98	21/02/00
224165	Smurfit Capital Leasing	Ireland	19/11/98	21/02/00

PETER C. MURRAY
PARTICULARS OF DIRECTORSHIPS IN ACCORDANCE WITH SECTION 51 OF THE COMPANIES ACT 1990



	Registration Number	Place of Incorporation if outside the State	Date of Resignation
Robert J Goff & Co plc	7138		
Goffs Bloodstock Sales Ltd	45567		
Crest Holdings Inc.		USA	
Crest Texas Inc.		USA	
Avenue Texas Inc.		USA	
Hospital & Kitchen (Europe) Ltd	65965		
Hospital & Kitchen Dublin Ltd (formerly Hospital & Kitchen International Ltd)	149110		
H & K (Rugby) Ltd	2019303	UK	
H & K Services Ltd	59779	UK	
The Irish Youth Foundation	105853		
Pleroma Ltd	136328		

Past Directorships

	Registration Number	Place of Incorporation if outside the State	Date of Resignation
Ardagh plc (app 13.7.88)	7446		6.3.98
The Glass Bottle Company Ltd (app 9.5.88)	106690		6.3.98
Irish Glass Sales Ltd (app 1989)	88946		6.3.98
Ardagh International	145416		6.3.98
Ardagh Glass Ltd (app 1989)	144458		6.3.98
Ardagh Holdings Ltd (app 1989)	144459		6.3.98
Ardagh Industries Ltd (app 1989)	145778		6.3.98
Ardagh Treasury Ltd (app 1989)	148774		6.3.98
Ardagh Management Ltd (app 1989)	145417		6.3.98
Ardagh Properties Ltd (app 8 May 89)	19188		6.3.98
Irish Glass International BV (Dutch Co)		Holland	6.3.98
Ardagh Holdings BV		Holland	6.3.98
Catterick Holdings BV		Gibraltar	6.3.98
Emmaton Investments Ltd		Gibraltar	6.3.98
Crest Nominees Ltd			27.4.94
Crest Investment Trust Ltd	107556		28.2.89
Crest Holdings Ltd	42835		28.2.89
Drumport Ltd	83708		26.9.95
Avenue Holdings	55865		28.2.89
Avenue Investment Company	23508		28.2.89
Felkins Ltd	109150		28.2.89
Adlington Ltd (formerly The International Biochemical Group Ltd)	50518		28.2.89
Hospital & Kitchen Holdings Ltd		Canada	
Squash Ireland Ltd	36417		2.2.90

PETER C. MURRAY
PARTICULARS OF DIRECTORSHIPS IN ACCORDANCE WITH SECTION 51 OF THE COMPANIES ACT 1990



Past Directorships

	Registration Number	Place of Incorporation if outside the State	Date of Resignation
International Aircraft Services Ltd	65965		Oct 88
Danfay Ltd	21988		7.2.98
Neuville Holdings Ltd - Dissolved			21.11.90
Dipcot Group (formerly O'Dearest Holdings Ltd)			27.5.87
Dipcot Ltd (formerly O'Dearest Ltd)			27.5.87
Deichtre Investments	64435		
O'Dea & Co Ltd	59044		17.5.87
Dodder Investments Co. - Dissolved			28.5.86
St Luke's Hospital			Sep 84
Oval Holdings Ltd - Dissolved			22.12.82
Mavilla Ltd - Dissolved			28.5.86
Steeple Holdings Ltd			28.5.86
Waltham Investments	44562		19.10.93
Waltham Group plc	89218		19.10.93
Waltham Manufacturing Ltd	87038		19.10.93
Waltham Electronics (TV) Ltd	50619		19.10.93
Waltham Sales Ltd	65796		19.10.93
Waltham (Research & Development Ltd)	93392		19.10.93
Waltham Venture Holdings Ltd	88819		19.10.93
Waltham Electronics (Ireland) Ltd	19278		19.10.93



EXTERNAL DIRECTORSHIPS

TIARNAN O MAHONEY

COMPANY NAME	INCORPORATED	REGISTRATION NUMBER
Shamray Ltd	Ireland	318313

DIRECTORSHIPS - EDMOND FRANCIS SULLIVAN



Current Directorships

Company Name	Registration Number	Incorporated	Principal Activity	Appointed	Cessed
Greencore Group plc	170116	Ireland	Foodstuffs	11 Mar 02	

Past Directorships

Company Name	Registration Number	Incorporated	Principal Activity	Appointed	Cessed
Athenian Distillers - Ioannis Kaloyannis AE	2554/02/b/86179	Greece	Spirits	3 Jul 95	18 Aug 97
Better brands Ltd A/S	29072	Denmark	Spirits	21 Sep 95	30 Sep 96
Cinzano Belgium S.A. NV	4829	Belgium	Spirits	25 Sep 95	13 Mar 97
Datong Company	212660	Ireland	Dairy	31 Mar 99	29 Sep 00
Dubliner Wines & Spirits Ltd	210387	Ireland	Spirits	10 Dec 93	2 Sep 96
Express Foods Group Ireland Ltd	22854	Ireland	Dairy	27 Sep 94	2 Sep 96
Gilbeys of Ireland Sales Ltd	112294	Ireland	Spirits	1 Jul 92	2 Sep 96
Glanbia plc	129933	Ireland	Dairy	4 Jan 99	Dec 2001
Glanbia Co-Operative Society Ltd	4928R	Ireland	Dairy	13 Apr 99	29 Jun 01
Glanbia Financial Services	221989	Ireland	Finance	31 Mar 99	29 Jun 01
Glanbia Foods Society Ltd	4964R	Ireland	Dairy	31 Mar 99	29 Jun 01
Glanbia Ingredients Society Ltd	4463R	Ireland	Dairy	31 Mar 99	29 Jun 01
Ingredientsnet.com (Holdings) Ltd	323104	Ireland	Dairy	24 May 00	29 Jun 01
Ingredientsnet.com Ltd	319872	Ireland	Dairy	24 May 00	29 Jun 01
International Distillers & Vintners IDB AB	556534-4172	Sweden	Spirits	5 Dec 96	16 Jan 98
International Distillers (India) Ltd	11-80795	India	Spirits	26 Jun 97	18 Mar 98
International Distillers & Vintners Middle East Sal	469	Lebanon	Spirits	11 Apr 97	2 Nov 98
International Distillers Korea Co Ltd		South Korea	Spirits	4 Mar 97	27 May 98
International Distillers Philippines Inc	146920	Philippines	Spirits	30 Apr 97	30 Jun 98
J.J. O'Darby Ltd	19915	Ireland	Spirits	7 Oct 91	2 Sep 96
Lamington Company	158790	Ireland	Spirits	13 May 94	2 Sep 96
N. Kaloyannis Bros AEBE	5083/02/b/86145	Greece	Spirits	3 Jul 95	18 Aug 97
Nangor Holdings	96977	Ireland	Spirits	13 May 94	2 Sep 96
R & J Emmet Ltd	67936	Ireland	Spirits	7 Oct 91	2 Sep 96

LIST OF DIRECTORSHIPS - PATRICK WRIGHT



Number	Company Name	Place of Incorporation	Appointed	Resigned
211168	Aer Lingus Group plc	Ireland	21/12/93	
160281	Aer Lingus Investments Ltd	Ireland	09/12/94	
9215	Aer Lingus Ltd	Ireland	10/12/92	
11804	Aer Lingus Shannon Ltd	Ireland	10/12/92	
46806	AON MacDonagh & Boland Group Ltd	Ireland	01/01/92	
8706	IBEC Ltd	Ireland	15/09/99	
15151	Irish Management Institute	Ireland	01/01/90	
38206	Smurfit Group Pension Trustees Ltd	Ireland	01/01/91	
181622	The IEA Trust Ltd	Ireland	25/05/95	
Semi State Body	The RTE Authority	Ireland	07/12/99	

PAST DIRECTORSHIPS

Number	Company Name	Place of Incorporation	Appointed	Resigned
145951	Amisfield Ltd	Ireland	01/01/90	27/09/96
93398	AON Beech Hill Ltd	Ireland	22/04/92	30/07/96
172817	Badcall Ltd	Ireland	01/01/93	01/03/97
55863	Bainton Holdings	Ireland	01/01/81	20/10/99
55863	Bainton Holdings	Ireland	01/01/91	16/02/91
87870	Beech Hill Pension Trustees Ltd	Ireland	22/04/92	30/07/96
52960	Belenos Publications Ltd	Ireland	01/01/90	31/05/95
144340	Bishopsbriggs Ltd	Ireland	14/07/89	03/10/96
N/A	Bord Iascaigh Mhara	Ireland	01/01/87	23/04/93
00005666-8	Carton de Venezuela S.A.	Venezuela		
8706	Confederation of Irish Industry	Ireland	31/12/86	16/06/93
124098	Consolidated Plastics Ltd	Ireland	11/09/87	01/06/96
55045	Corrugated Holdings	Ireland	19/12/83	01/03/97
162204	CV Packaging Ltd	Ireland	24/07/90	01/06/96
54170	De La Rue Smurfit (Holdings) Ltd	Ireland	12/12/90	04/03/92
69447	De La Rue Smurfit Ltd	Ireland	12/12/90	04/03/92
173924	Doovane Ltd	Ireland	01/03/93	01/03/97
1993	Executive Travel Group Ltd	Ireland	01/01/91	29/01/93
187291	Gourdas Ltd	Ireland	01/02/93	01/03/97
122206	Industrial Yarns Bray Ltd	Ireland	01/01/88	20/10/92
13925	Irish Forest Products Ltd	Ireland	19/06/92	16/05/94
26132	Irish Landscape Company Ltd	Ireland	19/06/92	24/03/94
26063	Irish Nursery and Landscape Company Ltd	Ireland	19/06/92	01/03/97
8610	Jefferson Smurfit Group plc	Ireland	04/02/94	03/09/02
147988	Kids Sports Ltd	Ireland	27/07/89	04/06/96
26910	King Christopher Ltd	Ireland	08/02/89	20/10/92
229099	Kufpent Ltd	Ireland	25/07/95	27/03/98
48178	National Sawmills Ltd	Ireland	19/06/92	24/03/94
146992	Nokia Consumer Electronics Ireland Ltd	Ireland	01/01/90	31/12/91
106070	Panasonic Smurfit (Ireland) Ltd	Ireland	01/01/87	31/03/92
1309040	People in Need Millennium Trust	Ireland	01/01/88	31/12/90
118960	Patchford Ltd	Ireland	01/01/89	04/06/96
127109	Sarajevo Ltd	Ireland	28/01/88	01/03/97
39277	Smurfit Corrugated (Exports) Ltd	Ireland	01/01/83	01/03/97
1750422	Smurfit Corrugated (Hatfield) Ltd	United Kingdom	01/09/92	01/03/97
40597	Smurfit Corrugated Cases (Cork) Ltd	Ireland	01/01/83	01/03/97
49977	Smurfit Corrugated Ireland	Ireland	01/01/83	01/03/97
172340	Smurfit Corrugated Research Ltd	Ireland	05/12/91	01/03/97
2014441	Smurfit Investments U.K. Ltd	United Kingdom	21/09/92	
2263	Smurfit Ireland Ltd	Ireland	01/01/81	
197774	Smurfit Job Creation Enterprise Fund Ltd	Ireland	04/02/93	02/12/96
964972	Smurfit Media UK Ltd	United Kingdom	01/01/89	
79996	Smurfit Natural Resources Ltd	Ireland	01/01/89	01/03/97
79914	Smurfit Paribas Bank Ltd	Ireland		
88814	Smurfit Services Ltd	Ireland	31/01/91	
199506181G	Smurfit Toyo Holdings Pte. Ltd	Singapore		05/06/96

PAST DIRECTORSHIPS (Contd)



Number	Company Name	Place of Incorporation	Appointed	Resigned
1188881	Smurfit UK Pension Trustees Ltd	England	20/01/93	01/07/96
1017013	Smurfit UK Ltd	United Kingdom	21/09/92	
166240	Smurfit Web Research Ltd	Ireland	01/02/91	01/03/97
	Smurfit - MBI	Canada	09/04/99	27/05/99
9529	Stac Ltd	Ireland	20/09/90	01/03/97
139531	The Kildare Hotel & Country Club Ltd	Ireland	12/01/90	27/09/96
140161	Waterford Castle Golf & Country Club Ltd	Ireland	01/01/90	03/12/92
50015	Wicklow Sawmills Ltd	Ireland	19/06/92	24/03/94
75736	Woodfab Cork Ltd	Ireland	19/06/92	01/11/96
44810	Woodfab Exports Ltd	Ireland	19/06/92	24/03/94
105836	Woodfab Holdings Ltd	Ireland	25/02/85	24/03/94
35110	Woodfab Ltd	Ireland	30/11/87	01/08/96
75826	Woodglo Ltd	Ireland	19/06/92	24/03/94

9 February 2004

ANGLO IRISH BANK CORPORATION PLC
SUBSIDIARY COMPANIES

Name & Registered Office	Principal Activity	Holding Ordinary Shares
➢ AIT Limited 69 Athol Street, Douglas, Isle of Man	Trustee Company	100 %
➢ Anglo Irish Asset Limited 10 Old Jewry, London EC2R 8DN, UK.	Asset Finance	75 %
➢ Anglo Irish Asset Finance plc 10 Old Jewry, London EC2R 8DN, UK.	Asset Finance	100 %
➢ Anglo Irish Asset Management Limited Stephen Court, 18/21 St Stephen's Green Dublin 2.	Fund Management	100 %
➢ Anglo Irish Assurance Company Limited Heritage House, St Stephen's Green, Dublin 2.	Life Assurance & Pensions	100 %
➢ Anglo Irish Administration Limited Heritage House, St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Anglo Irish Capital Funding Limited Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.	Finance	100 %
➢ Anglo Irish Carry Partner Limited 10 Old Jewry, London EC2R 8DN, UK	Investment	100%
➢ Anglo Irish Commercial Properties Ltd 10 Old Jewry, London EC2R 8DN, UK	Property Investment	100%
➢ Anglo Irish Commercial Properties (No. 1) Ltd 10 Old Jewry, London EC2R 8DN, UK	Property Investment	100%
➢ Anglo Irish Corporate Bank Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Investment Holding	100 %
➢ Anglo Irish Credit plc 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ Anglo Irish Equity Ltd 10 Old Jewry, London EC2R 8DN, UK	Investment General Partner	100%

9 February 2004

ANGLO IRISH BANK CORPORATION PLC
SUBSIDIARY COMPANIES

Name & Registered Office	Principal Activity	Holding Ordinary Shares
➢ Anglo Irish Finance Limited 10 Old Jewry, London EC2R 8DN, UK.	Lending	100 %
➢ Anglo Irish International Finance Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Investment Holding	100 %
➢ Anglo Irish Leasing Limited 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ Anglo Irish Limited 69 Athol Street, Douglas, Isle of Man	Finance	100 %
➢ Anglo Irish Nominees Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Nominee Company	100 %
➢ Anglo Irish Nominees (IOM) Limited 69 Athol Street, Douglas, Isle of Man	Nominee Company	100 %
➢ Anglo Irish Nominees (Trusts) Limited 69 Athol Street, Douglas, Isle of Man	Nominee Company	100 %
➢ Anglo Irish Property Lending Limited 10 Old Jewry, London EC2R 8DN, UK	Finance	100%
➢ Anglo Irish Bank (Suisse) S.A. 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Private Banking	100 %
➢ Anglo Irish Tax (IOM) Limited 69 Athol Street, Douglas, Isle of Man	Dormant	100 %
➢ Anglo Irish Trust (IOM) Limited 69 Athol Street, Douglas, Isle of Man	Trust Services	100 %
➢ AIBC Holding A.G. Rathausstrasse 20, P.O. Box 306, A-1011 Vienna, Austria.	Investment Holding	100 %

9 February 2004

ANGLO IRISH BANK CORPORATION PLC

SUBSIDIARY COMPANIES

Name & Registered Office	Principal	Holding
➢ AIBC Anglo Irish Bank (Austria) Kapitalanlagesellschaft M.B.H. Rathausstrasse 20, P.O. Box 306, A-1011 Vienna, Austria.	Fund Management	100 %
➢ Anglo Irish Bank (Austria) A.G. Rathausstrasse 20, P.O. Box 306, A-1011 Vienna, Austria.	Banking	100 %
➢ Anglo Irish Bank Corporation (IOM) plc 69 Athol Street, Douglas, Isle of Man	Banking	100 %
➢ Anglo Irish Bank ESOP Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Trustee Company	100 %
➢ Anglo Irish Bank Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Anglo Irish Capital Partners Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Partner - Private Equity Fund.	100%
➢ Anglo Irish Bank (Nominees) Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Nominee Company	100 %
➢ Anglo Irish Financial Services Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Anglo Irish Holding (Suisse) S.A. 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Holding Company	100 %
➢ Anglo Irish International Financial Services Ltd Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Anglo Irish Trade Services Limited 11/F Tower 2, The Gateway, 25/27 Canton Road, Kowloon, Hong Kong.	Trade Finance	100 %

9 February 2004

ANGLO IRISH BANK CORPORATION PLC

SUBSIDIARY COMPANIES

Name & Registered Office	Principal	Holding
➢ Anglo Irish Trust Company Limited 69 Athol Street, Douglas, Isle of Man	Trust Services	100%
➢ Ansbacher Bankers Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Amblepath Properties Limited 10 Old Jewry, London EC2R 8DN, UK.	Property Investment	100 %
➢ Aragone Financial Services Limited Stephen Court, 18/21 St. Stephen's Green, Dublin 2.	Finance	100%
➢ Argyle Investment Finance Limited 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ Berfors Nominees Limited 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ Buyway Group Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Investment Holding	100 %
➢ Buyway Holdings Limited 69 Athol Street, Douglas, Isle of Man	Investment Holding	100 %
➢ CDB Investments Limited 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ CDB (UK) Limited 10 Old Jewry, London EC2R 8DN, UK.	Investment Holding	100%
➢ C F Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Clickinput Limited 10 Old Jewry, London EC2R 8DN, UK	Dormant	100%
➢ Finance 2000 plc 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %

9 February 2004

ANGLO IRISH BANK CORPORATION PLC

SUBSIDIARY COMPANIES

Name & Registered Office	**Principal**	**Holding**
➢ Fitzwilliam Leasing Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Property Company	100 %
➢ Geranth Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Nominee Company	100 %
➢ IFT Nominees Limited 10 Old Jewry, London EC2R 8DN, UK.	Dormant	100 %
➢ Industrial Funding Trust Limited 10 Old Jewry, London EC2R 8DN, UK.	Investment Holding	100 %
➢ Irbanco Nominees Limited *(M.V.L)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Nominee Company	100 %
➢ I.B.O.C. Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Irish Buyway Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Kesdale Freight Limited *(M.V.L)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Knightsdale Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Finance	100 %
➢ Anglo Limited 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Dormant	100 %
➢ M & A Parametre S.A. 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Dormant	100 %

9 February 2004

ANGLO IRISH BANK CORPORATION PLC
SUBSIDIARY COMPANIES

Name & Registered Office	Principal	Holding
➢ Modify 1 Limited *(M.V.L)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 3 Limited *(M.V.L)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 4 Limited *(M.V.L)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 5 Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 6 Limited *(M.V.L.)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 7 Limited *(M.V.L.)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 8 Limited *(M.V.L.)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100 %
➢ Modify 9 Limited *(M.V.L.)* Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Dormant	100%
➢ Pagnol Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Investment Holding	100 %
➢ Pecharmaus Limited Merchants House, 27-30 Merchants Quay, Dublin 8.	Trustee Company	100 %
➢ Pegasus Nominees Limited Stephen Court, 18/21 St Stephen's Green, Dublin 2.	Nominee Company	100 %

9 February 2004

ANGLO IRISH BANK CORPORATION PLC
SUBSIDIARY COMPANIES

	Name & Registered Office	Principal	Holding
➢	Sparta Financial Services Limited Stephen Court, 18/21 St. Stephen's Green, Dublin 2.	Finance	100%
➢	Steenwal B.V. Drentestraat 20, 1083 HK Amsterdam, The Netherlands.	Investment Holding	100 %
➢	Sutherland Finance & Leasing 10 Old Jewry, London EC2R 8DN, UK.	Asset Finance	100 %
➢	Univaleur Gestion S.A. 7 Rue des Alpes, CH-1201, Geneva, Switzerland	Fund Investment	100 %

M.V.L. - In Members Voluntary Liquidation

Certified: DIRECTOR SECRETARY

ACCOUNTS FOR THE YEAR ENDED 30 SEPTEMBER, 2003

The attached are a true copy of the Accounts laid before the Annual General Meeting.

Director

Secretary



Companies Registration Office

Notice of change of directors or secretaries or in their particulars

Companies Acts, 1963 to 2001

Registration fee stamp to be affixed above

Section 195, Companies Act, 1963

Section 51, Companies Act 1990

Company Number 22045

B10

S. 195 of the Companies Act 1963, as amended by S.51 of the Companies Act, 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships. S. 195(9) requires that where an annual return containing those particulars has not been filed with the registrar, full particulars of all directors should be included in this form

Please complete using black block capitals or typewriting

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Note one
Give details of change(s) and specify date. Only changes which occur on the same date may be registered by this notification. Otherwise, separate notifications should be made. If a new director or secretary has been appointed complete the next section.

Gives notice of the following change(s) *note one*

THAT THOMAS J. BROWNE AND GERARD MCGANN WERE APPOINTED DIRECTORS OF THE COMPANY.

Date change(s) take(s) effect — Day 20 Month 1 Year 2004

Note two
Delete as appropriate. Where particulars of directors are included by virtue of section 195(9) the directors consent need not be completed.

Particulars of new director (including shadow director)/secretary *note two*

Note three
Insert full name (initials will not suffice) and usual residential address. Where all the partners in a firm are joint secretaries the name and principal address of the firm alone may be given.

Note four
Applicable to directors only

Surname *note three*	Forename *note three*
BROWNE	THOMAS JOSEPH
Former surname *note five*	Former forename *note five*
NONE	NONE
Business Occupation *note four*	Date of Birth *note four*
BANKER	Day 10 Month 2 Year 1962
Home address *note three*	Nationality *note four*
FERNEY HILL, BRIGHTON ROAD, FOXROCK, DUBLI 18	IRISH

Other directorships *note six*	Registered at *note seven*	Company number
NONE		

I hereby consent to act as director / secretary of the aforementioned company *note two*

Signature [signature] Date

I hereby certify that the particulars contained in this form are correct

[ ] Director [X] Company Secretary

Signature Date

Name *Block letters please*

BERNARD DALY

Presenter's Name: CLIONA JOYCE

Address: ANGLO IRISH BANK CORPORATION PLC, 18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Telephone 01 616 2506

Reference BD/CJ

Note five
Former forenames or surname does not include the following:

In the case of a person usually known by a title different from his surname, the name by which he was known previously to the adoption of or succession to the title;

In the case of any person, a former forename or surname where that forename or surname was changed or disused before the person bearing the name attained the age of 18 years or has been changed or disused for a period of not less than 20 years;

In the case of a married woman, the name or surname by which she was known previous to her marriage.

Note six
Applicable to directors only.

Company name and number of other bodies corporate, whether incorporated in the State or elsewhere, except for

bodies of which the person has not been a director at any time during the past ten years
bodies of which the company is (or was at the relevant time) a wholly owned subsidiary
bodies which are (or were at the relevant time) wholly owned subsidiaries of the company

Note seven
Place of incorporation if outside the State

Particulars of director (including shadow director)/secretary *note two*

Surname *note three*: MCGANN
Forename *note three*: GERARD WILLIAM

Former surname *note five*: NONE
Former forename *note five*: NONE

Business Occupation *note four*: COMPANY DIRECTOR
Date of Birth *note four*: Day 25 Month 8 Year 1950

Home address *note three*: CHERRYFIELD, STONEHOUSE, DONNYBROOK, DUBLIN 4
Nationality *note four*: IRISH

Other directorships *note six*: SEE CONTINUATION SHEET
Registered at *note seven*
Company number

I hereby consent to act as director / secretary of the aforementioned company *note two*

Signature Date

Particulars of director (including shadow director)/secretary *note two*

Surname *note three*
Forename *note three*

Former surname *note five*
Former forename *note five*

Business Occupation *note four*
Date of Birth *note four*: Day Month Year

Home address *note three*
Nationality *note four*

Other directorships *note six*
Registered at *note seven*
Company number

I hereby consent to act as director / secretary of the aforementioned company *note two*

Signature Date

Particulars of director (including shadow director)/secretary *note two*

Surname *note three*
Forename *note three*

Former surname *note five*
Former forename *note five*

Business Occupation *note four*
Date of Birth *note four*: Day Month Year

Home address *note three*
Nationality *note four*

Other directorships *note six*
Registered at *note seven*
Company number

I hereby consent to act as director / secretary of the aforementioned company *note two*

Signature Date

ersonnel Appointment

Date as at: 19/02/2004

ll Name : McGann, Gerard | Person ID : GWMCG

rnal Appointments

nber	Company Name	Appointment Type	Appointed	Resigned	Reason	Place of Incorporation
806	AON MacDonagh Boland Group Limited	Director	26/02/1999			Ireland
70	Beech Hill Pension Trustees Limited	Director	19/11/1998	09/05/2003	Resignation	Ireland
66	Belgray Holdings	Director	19/11/1998	21/02/2000	Resignation	Ireland
11095	Belguard Insurance Limited	Director	11/12/1998	21/02/2000	Resignation	Bermuda
61	Bessilton Holdings Limited	Director	08/03/1999	21/02/2000	Resignation	Gibraltar
54	Borden Properties Limited	Director	28/01/1999	21/02/2000	Resignation	Gibraltar
300.406	Carton de Colombia, S.A.	Director	10/03/1999			Colombia
05666-8	Carton de Venezuela, S.A.	Director	22/03/1999			Venezuela
12616	Fibras Limited	Director	11/12/1998	21/02/2000	Resignation	Bermuda
338	Gillridge Holdings Limited	Director	28/01/1999	21/02/2000	Resignation	Gibraltar
529	Iona Print Limited	Director	19/11/1998	21/02/2000	Resignation	Ireland
2880166	Irish America, Inc.	Director	18/04/2000			United States
7313031	Irish Tribune, Inc.	Director	18/04/2000			United States
7957	Jefferson Smurfit Group Limited	Director	03/09/2002			Ireland
3039	JSG Acquisitions	Director	03/09/2002			Ireland
7958	JSG Funding plc	Director	03/09/2002			Ireland
0541	JSG Holdings plc	Director	19/01/2004			Ireland
0620	JSG Packaging Limited	Director	19/01/2004			Ireland
17864	L.A. Services Limited	Director	11/12/1998	21/02/2000	Resignation	Bermuda
164	Leefung-Asco Printers Holdings Limited	Director	13/02/2001	29/07/2003	Resignation	Bermuda
0564	Lithographic Web Press Limited	Director	05/08/2003			Ireland
529	Masser Waterford Ironfounders plc	Director	19/11/1998	19/12/2000	Resignation	Ireland
17064	S.A. Services Limited	Director	11/12/1998	21/02/2000	Resignation	Bermuda
13340	S.C. Limited	Director	11/12/1998	21/02/2000	Resignation	Bermuda
057	S.G.H. Limited	Director	28/01/1999	21/02/2000	Resignation	Gibraltar
11114	S.I. Holdings Limited	Director	11/12/1998	21/02/2000	Resignation	Bermuda
11115	S.M. Finance Limited	Director	11/12/1998	21/02/2000	Resignation	Bermuda
837	Sandlee Investments Limited	Director	28/01/1999	21/02/2000	Resignation	Gibraltar
7324	Smurfit Capital	Director	19/11/1998	21/02/2000	Resignation	Ireland
9631	Smurfit Capital Funding Limited	Director	19/11/1998	21/02/2000	Resignation	Ireland
4165	Smurfit Capital Leasing	Director	19/11/1998	21/02/2000	Resignation	Ireland